Form 10-K405, Exhibit 13
period 1997-12-31
BROWN & SHARPE MANUFACTURING CO /DE/
filed 1998-03-31
CIK 14637

                                                                      EXHIBIT 13

FINANCIAL SECTION
--------------------------------------------------------------------------------
Brown & Sharpe Manufacturing Company


CONTENTS

Selected Financial Data...............................................     F-2
Management's Discussion and Analysis of
  Financial Condition and Results of Operations.......................     F-3
Consolidated Statements of Operations.................................     F-10
Consolidated Balance Sheets...........................................     F-11
Consolidated Statements of Cash Flows.................................     F-12
Consolidated Statements of Shareowners' Equity........................     F-13
Notes to Consolidated Financial Statements............................     F-14
Report of Independent Auditors........................................     F-27
Common Stock Market Prices and Dividends..............................     F-28

SELECTED FINANCIAL DATA

(dollars in thousands, except per share data,
number of shareowners, and employees)               1997        1996       1995       1994      1993
OPERATIONS FOR THE YEAR:
Sales                                             $322,513    $344,877   $328,031   $209,369   $159,518
Operating (loss) profit                           $ (3,644)   $ 16,588   $ 11,064   $ (6,049)  $    604
  Percent                                             (1.1)%       4.8%       3.4%      (2.9)%      0.4%
Net (loss) income                                 $(10,530)   $  7,805   $  1,926   $(14,335)  $ (2,416)
Average shares outstanding
  (thousands)                                       13,257       9,670      8,773      6,057      4,969
Per common share:
  Basic                                           $  (0.79)   $   0.81   $   0.22   $  (2.37)  $  (0.49)
  Diluted                                         $  (0.79)   $   0.79   $   0.22   $  (2.37)  $  (0.49)

AT YEAR-END:
Backlog                                           $ 60,000    $ 51,000   $ 59,000   $ 61,000   $ 26,000
Assets                                            $300,074    $314,448   $295,400   $272,274   $165,871
Current ratio                                        2.2:1      1.93:1     1.59:1     1.95:1     1.73:1
Long-term debt, including
  current maturity                                $ 76,062    $ 68,497   $ 74,007   $ 73,420   $ 34,357
Total notes payable
  and long-term debt                              $ 76,062    $ 69,206   $102,068   $ 92,613   $ 64,500
Equity                                            $116,498    $140,400   $ 85,857   $ 78,925   $ 63,520
  Per share                                       $   8.74    $  10.63   $   9.85   $   9.12   $  12.78
Long-term debt ratio                                  .395        .328       .463       .482       .351
Shareowners of record                                1,943       2,104      4,400      4,100      4,900
Employees                                            2,409       2,383      2,373      2,370      1,543

(1) The 1997 operating loss includes a $16,220 restructuring charge. See Note 2 to the Consolidated Financial Statements for additional information. In addition to the restructuring charge, the 1997 net loss includes a $1,346 loss arising from the sale of the Company's wholly-owned subsidiary, Technicomp, Inc., and a $1,224 gain resulting from an exchange of shares of common stock, which were held for investment.

(2) The consolidated financial data for the periods from 1997 to 1994 include the results of operations and year-end data of DEA and Roch acquisitions.

(3) Net income for 1995 includes a $640 adjustment relating to a revaluation of a 1994 foreign denominated liability recorded at an incorrect foreign exchange rate. See Note 1 to Consolidated Financial Statements for further information.

(4) In 1995, the Company changed its accounting period from a fiscal year ending on the last Saturday in December to a calendar year ending on the last day in December. All periods presented above contain 52 weeks, except 1993, which contains 53 weeks.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Overview

  In the fourth quarter of 1997, management implemented a Reorganization Plan ("the Plan") which included business processing reengineering at certain of its European sites, as well as selected product rationalization in preparation for new product introductions. In addition, the Measuring Systems Division's marketing and service organization was also reorganized. The Plan provided for a workforce reduction of approximately 160 persons, primarily in its European operations. The Plan also provided for inventory adjustments and the write-down of fixed assets and certain intangible assets. Management expects, based on its analysis, that the Plan will generate approximately $5.0 million in pretax savings in 1998, increasing to $9.0 million annually thereafter. Restructuring expenses were recorded in the fourth quarter of 1997, due to the Plan, amounting to $16.2 million ($1.22 per share), of which $5.4 million was recorded in cost of goods sold with the balance recorded as a separate restructuring charge line item as part of operating profit. $7.3 million of the $16.2 million charge will require cash outlays in 1998, while the balance reflects asset write-downs.

  Also during 1997, the Company disposed of certain non-strategic assets. In the third quarter of 1997, the Company disposed of its wholly-owned subsidiary, Technicomp, Inc., and recognized a loss of $1.3 million ($0.10 per share). Technicomp was in the business of providing video training materials to the manufacturing and services industries. During the fourth quarter of 1997, the Company exchanged its shares of common stock held for investment in an unrelated business for shares of common stock of a publicly traded company, which resulted in a gain of $1.2 million ($0.09 per share). These shares were in turn sold early in 1998 for an amount approximating the carrying value at December 31, 1997.

  Excluding the effect of the restructuring expenses totaling $16.2 million and the disposal of the two non-strategic assets discussed above, which resulted in a net loss of $0.1 million, the 1997 results of operations would have resulted in net income of $5.8 million ($0.44 per share). See Footnote 2 to the Consolidated Financial Statements for further information regarding the restructuring and other reorganization activities.

  The Company currently operates entirely in the metrology industry through three management units: the MS Division, which manufactures and markets manual and computer-controlled, high precision CMMs and accounted for approximately 69% of the Company's sales in 1997; the PMI Division, which manufactures mechanical and electronic measuring and inspection tools and accounted for approximately 28% of the Company's sales in 1997; and the CM Division, which designs and engineers specialty metrology products and systems primarily utilizing non-contact technologies and accounted for approximately 3% of the Company's sales in 1997. MS Division sales include revenue from aftermarket sales and service for CMMs which the Company estimates, during 1997, comprised approximately 27% of total MS Division sales. Approximately 60% of the Company's sales in 1997 were located outside the United States (based on customer location).

FORWARD LOOKING STATEMENTS

  This "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as other portions of this document contains forward looking statements concerning the Company's operations, economic performance and financial condition. Such statements are subject to various risks and uncertainties, including those set forth in "Risk Factors," and actual performance could differ materially from that currently anticipated by the Company. In addition, this "Management's Discussion and Analysis of Financial Condition and Results of Operations" should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Annual Report.

RESULTS OF OPERATIONS

Sales.

  Sales for 1997 were $322.5 million compared with 1996 sales of $344.9 million, which is 6.5% below the 1996 level. The continuing strength of the U.S. dollar caused $18.2 million of the $22.4 million decrease in 1997, because foreign denominated sales, when translated to U.S. Dollars using lower exchange rates, resulted in lower U.S. Dollar value sales for 1997 compared with 1996 sales. When 1997 sales are translated at 1996 exchange rates, such 1997 sales amount to $340.7 million. The $4.2 million sales decrease, determined by comparing 1997 and 1996 sales at the same exchange rate levels, was caused by a $2.9 million and $2.6 million decrease in the MS and CM Divisions' sales, respectively, offset by a $1.3 million increase in PMI Division sales.

  The $2.9 million decrease for the MS Division was due to a decrease in machine sales of approximately $7.0 million offset by an increase of approximately $4.1 million in service and software related revenue. The increase in service and software revenue was due, primarily, to the inclusion of the sales of Automation Software, Incorporated ("ASI") in the consolidated results of operations beginning in August 1997, after the Company acquired the remaining 50% interest in ASI in July 1997 (See Note 2 for further information). The $7.0 million decrease in the MS Division machine sales was due to decreased unit sales in 1997, which were partially offset by increased unit selling prices. A substantial portion of the reduced unit sales was due to problems and delays with certain product introductions in early 1997 that impacted sales for much of 1997.

  Sales for the CM Division decreased $2.6 million due to lower volume of sales of can gauging machines. Offsetting decreased sales in MS and CM were increased sales in PMI amounting to $1.3 million. The increased PMI sales resulted from several new product offerings as well as additional sales in new market areas.

  Sales increased $16.9 million to $344.9 million in 1996 from $328.0 million in 1995. Foreign currency exchange rate fluctuations caused a decrease in sales of $4.9 million during 1996 as compared to an increase of $12.1 million in 1995. Excluding these foreign currency effects, sales for 1996 increased 6.6%, or $21.8 million, over 1995. The MS Group was responsible for approximately $19.8 million of the $21.8 million increase and the PMI and CM Divisions were responsible for the remaining $2.0 million. The improvement in MS Group sales was due to increased sales of more fully configured CMMs with higher sales prices, along with an increase in unit volumes of lower priced CMMs. New products and service revenue also contributed to the increase. The increase in PMI Division sales was attributable to the U.S. catalog and distribution business.

(Loss) Earnings.

  The Company incurred a $10.5 million net loss in 1997. As discussed above, the 1997 net loss included $16.2 million of restructuring expenses, as well as $0.1 million loss due to the disposition of certain non-strategic assets. Excluding the effect of the restructuring expenses and non-strategic asset disposition, 1997 would have realized $5.8 million of net income, which compares with $7.8 million in 1996.

  The Company incurred a $3.6 million operating loss in 1997, which included $16.2 million of restructuring expenses discussed above. Excluding the effect of the restructuring charge, 1997 operating profit would have been $12.6 million which is $4.0 million below the 1996 operating profit of $16.6 million. The gross margin for 1997 was $103.7 million, which included $5.3 million of the $16.2 million restructuring expenses. The $5.3 million charge was a result of adjustments for inventory levels that exceed expected requirements resulting from the Company's Reorganization Plan discussed above. When the $5.3 million inventory adjustment is excluded from cost of goods sold, the 1997 gross margin is $109.0 million, which is 33.8% of 1997 sales. This compares with a 1996 gross margin of $118.6 million, which was 34.4% of 1996 sales. The $9.6 million decrease in 1997 gross margin is due, in part, to the use of lower 1997 foreign exchange translation rates than in 1996, arising from the stronger U.S. Dollar, which amounted to approximately $2.2 million. The remaining $7.4 million decrease is due to lower gross margins amounting to $7.8 million and $1.2 million for the MS and CM Divisions, respectively, offset by an increased margin of $1.6 million for the PMI Division. The reduced margin for the MS Division was due to lower overhead absorption for certain more highly configured CMMs produced by the Company's European operations, as well as increased costs for certain of its new products introduced early in 1997. The lower gross margin for the CM Division was due to unabsorbed overhead costs arising from reduced shipments. The $1.6 million improvement in the PMI Division gross margins was primarily due to sales in the United States of products produced outside of the United States where Dollar denominated costs were lower in 1997 than in 1996, due to weaker European currencies.

  Selling, general, and administrative expenses ("SG&A") in 1997 were $5.6 million lower than 1996. After excluding the effect of the lower foreign exchange rates in 1997, which amounted to $4.7 million, SG&A expenses in 1997 were slightly lower than 1996. Interest expense in 1997 was $1.9 million lower than 1996 due to reduced level of borrowings in 1997, and other income in 1997 was $0.6 million higher than 1996 due, primarily, to increased interest income of $0.5 million generated on average cash balances that were higher in 1997 than in 1996.

  Results in 1997 included a $1.6 million tax provision, although the Company incurred a pretax loss of $9.0 million, because nearly all of the restructuring expenses and loss on non-strategic asset dispositions receive no tax benefits. There were no tax benefits for these special charges because most of the charges are in tax jurisdictions with net operating loss carryforwards that, together with circumstances specific to our entities there, prohibit recognition of the benefits under generally accepted accounting principles. At the same time, the Company has provided tax for income earned in certain jurisdictions which have no available net operating losses. After adjusting for the restructuring expenses and the non-strategic asset disposition, the 1997 effective tax rate was 21.1%. In 1996 the Company was able to utilize substantially more net operating losses to reduce its 1996 tax provision, which resulted in a lower effective tax rate in 1996. See Note 2 to the Consolidated Financial Statements for further information.

  1996 net income amounted to $7.8 million, which compared with 1995 net income of $1.9 million. The 1996 operating profit of $16.6 million was $5.5 million higher than 1995. The improved operating profit was due to increased sales volume and its positive impact on overhead absorption and gross margins, as well as a better product mix. The stronger 1996 gross margin resulted from improved gross margins for the MS Division arising from increased unit volumes of more fully configured higher price CMMs offset only partially by increased unit volumes of lower priced CMMs. The gross margin improvement of the MS Division was offset partially by decreased gross margins in the PMI and CM Divisions of 4.5% and 4.1%, respectively. PMI's lower gross margin was due to less absorption of fixed costs as the division reduced its inventory level and production requirements and incurred some start up costs for new products. CM's lower gross margin was due to unfavorable volume variances.

  SG&A decreased $2.0 million in 1996 from 1995 levels. There was a $1.8 million loss from foreign currency transactions in 1996, which compared with a $0.6 million gain in 1995, and agents' commissions increased $0.6 million in 1996 from the 1995 level of $7.7 million. These increased 1996 costs were offset by reductions in certain duplicative distribution, management and administrative functions in the MS and PMI Divisions. Interest expense decreased $0.8 million in 1996 compared with 1995 amounts due to decreased average borrowings in 1996. The decrease in borrowings in 1996 occurred after an equity offering in October 1996. The effective tax for 1996 was significantly lower than the 1995 effective tax rate because of a $4.7 million reduction in 1996 of a previously recorded deferred income tax valuation allowance, which resulted in a lower effective tax rate in 1996.

LIQUIDITY AND CAPITAL RESOURCES

  Over the last several years, prior to the 1996 equity offering, the Company has funded its working capital, capital expenditure, research and development and other cash needs from operating cash flows, sales proceeds from discontinued businesses, borrowings under short-term credit facilities, and an aggregate of $33.5 million of term and mortgage indebtedness incurred in 1994. In October 1996, the Company completed a $48.0 million public equity offering of 4.4 million new shares of common stock. In November 1997, the final phase of the planned restructuring of the Company's balance sheet was completed when the Company entered into two financing arrangements to refinance certain existing debt obligations of about $45.0 million and provide additional financing for future needs of the Company. One of the borrowings was a $50.0 million private placement of senior notes with a 10 year maturity and an interest rate of 7.29%. The other arrangement was a $30.0 million three year syndicated multi-currency revolving credit facility with four banks. 65% of the shares of certain of the Company's foreign subsidiaries are pledged as security under the 1997 financings.

  $11.7 million of the private placement was used to repay a bridge loan incurred two months earlier to pay a portion of the $25.0 million notes payable due September 28, 1997, the balance of which was paid with internally generated funds. $13.0 million of the private placement was used to retire the 9 1/4% convertible subordinated debentures, and the remaining balance is cash available for payment of the $6.8 million mortgage when it matures in 1999 and to fund certain of the Company's development plans and for other general corporate purposes. As of December 31, 1997, the Company has not borrowed any amount under the revolving credit facility described above. At December 31, 1997, the Company's outstanding indebtedness was $76.1 million (including the current
portion) of long-term debt.   There was no short-term debt outstanding at
December 31, 1997. The Company's cash and cash equivalents at December 31, 1997 were $20.5 million.

  At December 31, 1997, the annual maturities of the Company's long-term debt were $4.0 million, $9.0 million, $3.8 million, $12.1 million and $7.8 million for 1998, 1999, 2000, 2001 and 2002, respectively, and $39.4 million thereafter.

  Management believes that the two 1997 financing arrangements and the 1996 public equity offering and the further additional borrowing capacity the offering allows along with the available existing short- and long-term borrowings, cash on hand and future cash flow from operations will be sufficient to meet foreseeable cash requirements of the Company for the next three to four years. Significant acquisitions or strategic partnerings could, however, increase the Company's capital requirements, and in such event the Company might seek to raise additional debt or equity.

  Cash Flow. Net cash provided by operations in 1997 was $17.4 million, as compared to net cash provided by operations of $7.8 million in 1996. For the year ended December 31, 1997, net loss of $10.5 million decreased by depreciation and other non-cash items of $31.7 million was partially offset by increases in working capital of $3.8 million. For the year ended December 31, 1996, net income of $7.8 million, increased by depreciation and other non-cash items of $12.3 million was partially offset by increases in working capital of $12.3 million.

  Net cash used in investment transactions in 1997 was $23.1 million as compared to net cash used in investment transactions during 1996 of $13.1 million.
During 1997, investment transactions included capital expenditures of $9.6 million. The Company also invested $3.0 million to acquire the remaining 50% of its equity investee, ASI, and used other funds to acquire a 50% ownership position in Metroptic Technology Limited, a sensor technology development company, as well as certain other assets. During 1996, investment transactions included capital expenditures of $11.6 million.

  Cash provided by financing transactions was $7.6 million during 1997 compared with $16.1 million for the same period in 1996. Financing transactions during 1997 consisted of a decrease of $0.7 million in short-term borrowings, proceeds from long-term debt of $27.8 million offset by principal payments of long-term debt of $18.3 million. Financing transactions during 1996 consisted of $48.0 million of funds arising from the equity offering described above, a $33.1 million decrease in short-term borrowings, a $3.8 million increase of long-term debt to finance the new CM facility in Telford, England, and the repayment of $5.2 million of long-term debt.

  Working Capital. Working capital of $113.2 million at December 31, 1997 increased from $108.0 million at December 31, 1996 principally due to the decrease in short-term debt partially offset by the reduction of inventories and receivables. Inventories decreased to $73.4 million at December 31, 1997, a decrease of $4.2 million from the end of 1996, and accounts receivable decreased $12.6 million from December 31, 1996 primarily due to reduced sales level and the translation effect on the account balances of lower foreign currency exchange rates. In addition, total short- and long-term borrowing of $76.1 million at December 31, 1997 compared to $69.2 million at December 31, 1996.

  Product Design and Manufacturing Engineering. The Company invested $15.5 million, or 4.8% of sales, $13.9 million, or 4.0% of sales, and $15.8 million, or 4.8% of sales, in 1997, 1996 and 1995, respectively, for product design and manufacturing engineering.

                                 RISK FACTORS

COMPETITION

  The Company's MS Group currently has four principal direct domestic and foreign competitors, some of which are owned by entities that have greater financial and other resources than the Company. The MS Group also faces indirect competition from other types of metrology firms such as manufacturers of fixed gauging systems. The primary industries to which the MS Group sells its products are characterized by a relatively small number of large participants with significant purchasing power. In addition, the MS Group generally sells its products through a competitive bid process in which at least one and frequently several of the Company's competitors submit competing bids. As a result, the Company experiences significant pricing competition in connection with sales by its MS Group which can have an adverse impact on the Company's sales and margins. During periods when the metrology industry suffers from over capacity, downward pricing pressure experienced by the MS Group is likely to be more intense and the Company's margins may be more severely impacted. In addition, certain of the Company's competitors have access to greater financial resources and may be able to withstand such pricing pressure more effectively than the Company. Accordingly, there can be no assurance that the MS Group will be able to continue to compete effectively against existing competitors or new competitors, especially during periods of over capacity.

  The market for the PMI Division's products is fragmented and the PMI Division competes with a large number of competitors, including the market leader in this area, primarily on the basis of the strength of its third-party distribution network, price and product innovation. New competitors from emerging industrialized countries with lower production costs than the Company's represent a significant competitive challenge to the Company. As a result, the PMI Division's continued success and profitability will be dependent on its ability to continue to develop cost-effective sourcing and innovative products.

CYCLICALITY OF END USER MARKETS

  The primary end user markets for the Company's products, which include the aerospace, heavy transport and automotive (including automotive suppliers) industries, experience cyclicality in connection with recessionary periods.

  As a consequence, the price of and margins for the Company's products have been and are likely to continue to be adversely impacted by decreases in capital spending by such end user markets during recessionary periods. In addition, because the PMI Division sells primarily through distributors, the PMI Division is likely to experience significant declines in sales volumes during recessionary periods because catalog houses and distributors typically reduce purchases of the Company's products at the onset of such recessionary periods even more than the decline in their end user markets' demands would dictate, in order to reduce their inventories. There can be no assurance that the Company will be able to operate profitably during any recessionary downturn.

FOREIGN OPERATIONS

  As of December 31, 1997, approximately 62.8% (based on book values) of the Company's assets, 60.1% of the Company's sales (based on customer location) and 70.3% of its employees were located outside the United States. Foreign operations are subject to special risks that can materially affect the sales, profits, cash flows and financial position of the Company, including taxes on distributions or deemed distributions to the Company or any U.S. subsidiary, currency exchange rate fluctuations, inflation, maintenance of minimum capital requirements, import and export controls, exchange controls and social (labor) programs.

  In addition, the wide-spread geographic locations of the Company's facilities and operations make it more difficult for the Company to coordinate its financial and operating reporting and oversee its operations and employees. In response to these difficulties, the Company has taken various personnel and procedural actions to improve its reporting and operating procedures. While the Company believes that these actions have resulted in satisfactory financial and operational reporting and oversight for its present business, additional system revisions may be needed if the Company should experience a further increase in the number of foreign facilities.

RESTRUCTURING PLAN

  Although the Restructuring Plan is expected to generate approximately $5.0 million in pretax savings for the year 1998, (with the savings starting primarily in the fourth quarter), increasing to an expected $9.0 million savings thereafter, there can be no assurance that these levels of savings will be reached, or reached on this timetable.

DEPENDENCE ON KEY SUPPLIER

  The Company currently purchases the vast majority of its externally sourced low to medium accuracy electronic touch trigger sensor probes and heads from a publicly held United Kingdom company (the "Supplier") which is the dominant supplier of such sensor probes to CMM manufacturers. No alternative supplier for this class of electronic sensor probes, which are a key component of substantially all of the Company's lower accuracy CMMs, is currently available and developing an alternative source for the probes and heads could take more than a year. Although adequate supplies of such probes and heads for at least several months is potentially available from current inventories of the Company and its customers, any reductions or interruptions in supply or material increases in the price of electronic sensor probes purchased from the Supplier could cause the Company to suffer disruptions in the operation of its business or incur higher than expected costs, which could have a material adverse effect on the Company.

TECHNOLOGY

  As the size of some components measured by metrology products decreases and the required speed and precision of such measurements increases, the Company's products may become obsolete unless the Company develops more sophisticated software and metrology systems. Although the Company's strategy is to focus research and development in the area of software development and non-contact technologies, there can be no assurance that the Company will be successful in competing against new technologies or competitors, some of whom may not now participate in the metrology industry.

DEPENDENCE ON LIMITED NUMBER OF KEY PERSONNEL

  The success of the Company is dependent to a significant extent upon the continuing services of a limited number of key executives of the senior management team. Loss of the services of one or more of these senior executives could have a material adverse effect on the Company.

YEAR 2000

  The Company is in the process of reviewing its Year 2000 product compliance policy to ensure that its products are Year 2000 compliant. During 1997, the Company modified its software, which is included in many of its products, so that the software has no inherent date dependencies. The Company is in the process of assessing how it will address older products sold prior to 1997 that may be affected by Year 2000 requirements.

  The Company has completed an assessment of its computer systems and software purchased from vendors, which support the Company's management information systems, for Year 2000 compliance and has developed action plans for the Company. By the end of 1998, the Company expects that its internal reporting systems will be able to function with respect to dates in the year 2000 and thereafter. The Company expects to incur internal staff costs, which they believe are immaterial, as well as consulting and other expenses related to enhancements necessary to prepare the systems for the Year 2000. Consulting fees and other expenses to resolve the Year 2000 problem are expected to be less than $0.5 million.

EUROPEAN MONETARY UNION

  Beginning on January 1, 1999, a new currency (the Euro) will be created. All companies in the yet-to-be determined participating European countries will conduct transactions in either the Euro or one of the national currencies until June 30, 2002. Beginning July 1, 2002, the national currencies in the participating countries will cease to exist and all transactions will be settled in the Euro. In 1998, there will be an official designation of which European countries will become members of the European Monetary Union ("EMU").

  More than 60% of the Company's product is produced or sourced in Europe. The Company has significant sales and a number of business operations in the countries invited to participate in the EMU. The Company must be able to transact and account for business in the Euro as well as the various national currencies during the three and one half year transition period, and thereafter, exclusively in the Euro, or potentially lose business or risk violating contractual arrangements. Although it is expected that some translation software programs to make the change to the Euro will be necessary, management believes that it has the necessary systems and business processes to deal with the new currency during the three and one half year transition period. The Company is undertaking a multi-functional project to manage the changeover to the Euro with a completion date for the project of January 2000.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

             For the Years Ended December 31, 1997, 1996, and 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                  1997       1996      1995
                                                ---------  --------  --------
Sales                                           $322,513   $344,877  $328,031
Cost of goods sold (Note 2)                      218,842    226,235   212,733
Research and development expense                   9,180      9,125     8,996
Selling, general and administrative expense       87,288     92,929    94,902
Restructuring charge (Note 2)                     10,847          -       336
                                                --------   --------  --------
  Operating (loss) profit                         (3,644)    16,588    11,064
Interest expense                                   6,380      8,280     9,129
Other income, net                                  1,044        462       688
                                                --------   --------  --------
  (Loss) income before income taxes               (8,980)     8,770     2,623
Income tax provision                               1,550        965       697
                                                --------   --------  --------
  Net (loss) income                             $(10,530)  $  7,805  $  1,926
                                                ========   ========  ========

Net (loss) income per common share (Note 1):
  Basic                                         $  (0.79)  $   0.81  $   0.22
                                                ========   ========  ========
  Diluted                                       $  (0.79)  $   0.79  $   0.22
                                                ========   ========  ========


The accompanying notes are an integral part of the financial statements.

                          CONSOLIDATED BALANCE SHEETS

                           December 31, 1997 and 1996
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                               1997       1996
                                                                             ---------  ---------
                         ASSETS
Current assets:
  Cash and cash equivalents                                                  $ 20,458   $ 20,158
  Accounts receivable, net of allowances for doubtful accounts
     of $3,456 and $3,226                                                     106,072    118,685
  Inventories                                                                  73,430     77,572
  Deferred income taxes                                                         1,274      2,217
  Prepaid expenses and other current assets                                     5,176      5,585
                                                                             --------   --------
     Total current assets                                                     206,410    224,217

Property, plant and equipment:
  Land                                                                          6,627      7,094
  Buildings and improvements                                                   41,211     41,840
  Machinery and equipment                                                      85,405     90,337
                                                                             --------   --------
                                                                              133,243    139,271
Less-accumulated depreciation                                                  82,470     84,865
                                                                             --------   --------
                                                                               50,773     54,406
Goodwill, net                                                                   9,211     10,806
Other assets (Note 7)                                                          33,680     25,019
                                                                             --------   --------
                                                                             $300,074   $314,448
                                                                             ========   ========
                         LIABILITIES AND SHAREOWNERS' EQUITY
Current liabilities:
  Notes payable and current installments of long-term debt                   $  3,995   $ 32,481
  Accounts payable                                                             44,532     45,507
  Accrued expenses and income taxes                                            44,699     38,217
                                                                             --------   --------
     Total current liabilities                                                 93,226    116,205

Long-term debt (Note 8)                                                        72,067     36,725
Long-term liabilities (Note 9)                                                 18,283     21,118
Commitments and Contingencies (Notes 6 and 13)
Shareowners' Equity:
  Preferred stock, $1 par value; authorized 1,000,000 shares; none issued           -          -
Common stock:
  Class A, par value $1; authorized 30,000,000 shares; issued 12,821,867
     shares in 1997 and 12,689,234 in 1996                                     12,822     12,689
  Class B, par value $1; authorized 2,000,000 shares; issued 513,065
     shares in 1997 and 517,604 in 1996                                           513        518
  Additional paid-in capital                                                  111,772    110,737
  (Deficit) earnings employed in the business                                 (10,757)      (227)
  Cumulative foreign currency translation adjustment                            2,603     17,175
Treasury stock; 42,592 shares in 1997 and 1996, at cost                          (455)      (455)
Unearned compensation                                                               -        (37)
                                                                             --------   --------
     Total shareowners' equity                                                116,498    140,400
                                                                             --------   --------
                                                                             $300,074   $314,448
                                                                             ========   ========

The accompanying notes are an integral part of the financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

             For the Years Ended December 31, 1997, 1996, and 1995
                             (DOLLARS IN THOUSANDS)

                                                                   1997       1996       1995
                                                                 ---------  ---------  ---------
Cash Provided By (Used In) Operations:
Net (Loss) Income                                                $(10,530)  $  7,805   $  1,926
Adjustment for Noncash Items:
  Provision for restructuring                                      16,220          -          -
  Depreciation and amortization                                    12,346      9,957     11,010
  Pension credits and charges                                         959      1,609      1,369
  Deferred income taxes                                             1,283       (208)       376
  Termination indemnities                                             865        590        331
  Deferred compensation                                                37        312        216
Changes in Working Capital:
  (Increase) decrease in accounts receivable                        4,643     (7,121)    (4,324)
  (Increase) decrease in inventories                              (10,181)    (4,019)    (7,389)
  (Increase) decrease in prepaid expenses
     and other current assets                                         982       (224)     1,208
  Increase (decrease) in accounts payable
     and accrued expenses                                             761       (914)    (4,798)
                                                                 --------   --------   --------
     Net Cash Provided by (Used in) Operations                     17,385      7,787        (75)
INVESTMENT TRANSACTIONS:
Acquisition of equity investee, net of cash acquired (Note 2)      (3,000)         -          -
Capital expenditures                                               (9,559)   (11,632)   (12,054)
Proceeds from dispositions                                              -        785      2,096
Other investing activities                                        (10,503)    (2,273)      (445)
                                                                 --------   --------   --------
     Net Cash Used in Investment Transactions                     (23,062)   (13,120)   (10,403)
Financing Transactions:
Increase (decrease) in short-term debt                               (709)   (33,082)    10,915
Proceeds from issuance of long-term debt                           27,810      3,811          -
Principal payments of long-term debt                              (18,260)    (5,144)    (3,444)
Issuance of common stock                                                -     47,968          -
Other financing transactions                                       (1,211)     2,533       (600)
                                                                 --------   --------   --------
     Net Cash Provided by Financing Transactions                    7,630     16,086      6,871
Effect Of Exchange Rate Changes on Cash                            (1,653)     3,143      3,193
                                                                 --------   --------   --------
CASH AND CASH EQUIVALENTS:
Increase (decrease) during the year                                   300     13,896       (414)
Beginning balance                                                  20,158      6,262      6,676
                                                                 --------   --------   --------
Ending balance                                                   $ 20,458   $ 20,158   $  6,262
                                                                 ========   ========   ========
Supplementary Cash Flow Information:
Interest paid                                                    $  4,887   $  8,222   $  8,004
                                                                 ========   ========   ========
Taxes paid                                                       $  1,241   $    579   $  2,598
                                                                 ========   ========   ========




The accompanying notes are an integral part of the financial statements.

                 CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY

             For the Years Ended December 31, 1997, 1996, and 1995
                             (DOLLARS IN THOUSANDS)

                                                       (DEFICIT)   CUMULATIVE
                                  COMMON                EARNINGS    FOREIGN
                                  STOCK    ADDITIONAL   EMPLOYED   CURRENCY
                                 $1 PAR     PAID-IN     IN THE    TRANSLATION   TREASURY     UNEARNED
                                  Value     CAPITAL    BUSINESS    ADJUSTMENT     STOCK    COMPENSATION
                                 -------  -----------  ---------  ------------  ---------  -------------
Balance December 31, 1994        $ 8,657    $ 66,412   $ (9,958)     $ 14,530   $   (151)      $   (565)
Net Income                             -           -      1,926             -          -              -
Treasury Stock Transactions            -           -          -             -       (119)             -
Restricted Stock Transactions          -         153          -             -          -            216
ESOP Contribution                     62         298          -             -          -              -
Foreign Currency Translation
  Adjustment                           -           -          -         4,396          -              -
                                 -------    --------   --------      --------   --------       --------
Balance December 31, 1995          8,719      66,863     (8,032)       18,926       (270)          (349)
                                 -------    --------   --------      --------   --------       --------
Net Income                             -           -      7,805             -          -              -
Treasury Stock Transactions            -           -          -             -       (185)             -
Restricted Stock Transactions          -        (187)         -             -          -            312
ESOP Contribution                     44         385          -             -          -              -
Stock Options Exercised               20         132          -             -          -              -
Issuance of Common Stock           4,424      43,544          -             -          -              -
Foreign Currency Translation
  Adjustment                           -           -          -        (1,751)         -              -
                                 -------    --------   --------      --------   --------       --------
Balance December 31, 1996         13,207     110,737       (227)       17,175       (455)           (37)
                                 -------    --------   --------      --------   --------       --------
Net Loss                               -           -    (10,530)            -          -              -
Restricted Stock Transactions          -           -          -             -          -             37
ESOP Contribution                     32         416          -             -          -              -
Stock Options Exercised               96         619          -             -          -              -
Foreign Currency Translation
  Adjustment                           -           -          -       (14,572)         -              -
                                 -------    --------   --------      --------   --------       --------
Balance December 31, 1997        $13,335    $111,772   $(10,757)     $  2,603   $   (455)      $      0
                                 =======    ========   ========      ========   ========       ========




The accompanying notes are an integral part of the financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 (dollars in thousands, except per share data)

1.  SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Brown & Sharpe Manufacturing Company is a multinational manufacturer of metrology products, which include manual and computer-controlled, high precision machines; mechanical and electronic measuring and inspection tools; and specialty products and systems. The principal markets for its products are North America, Europe, Asia, South America and the Middle East. The primary end user markets for its products are the automotive, aerospace, industrial machinery, electronics and computer industries.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and all subsidiaries. Intercompany transactions have been eliminated from the consolidated financial statements. Investments in 20% to 50% part-owned affiliates are accounted for on the equity method.

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined principally on a last-in, first-out (LIFO) basis for all domestic inventories and principally on a first-in, first-out (FIFO) basis for inventories outside the United States. Provision is made to reduce slow-moving and obsolete inventories to net realizable values. Current FIFO cost exceeds the LIFO value of inventories by approximately $11,031 and $11,431 at December 31, 1997 and 1996, respectively. Year-end inventories valued under the LIFO method were $17,051 in 1997 and $14,380 in 1996. During 1996, quantities for certain segments of the LIFO inventories were reduced. The reductions resulted in liquidation of LIFO quantities carried at lower costs prevailing in prior years compared with the cost of current purchases, the effect of which increased net income by $241 in 1996.

The composition of inventory at year-end was as follows:

                                        1997     1996
                                       -------  -------
  Parts, raw materials and supplies    $29,760  $35,897
  Work in progress                      17,341   17,116
  Finished goods                        26,329   24,559
                                       -------  -------
                                       $73,430  $77,572
                                       =======  =======

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost and are being depreciated principally on a straight-line basis over the estimated useful lives of the assets which generally range from 20 to 40 years for buildings and improvements and from 3 to 12 years for machinery and equipment. Depreciation expense was $8,864, $7,120, and $8,980 in 1997, 1996, and 1995, respectively. Repair and maintenance costs are charged against income while renewals and betterments are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in income. At December 31, 1997, land and buildings with a net book value of $22,572 were pledged as collateral for mortgage loans of $21,306.

GOODWILL AND OTHER ASSETS

Goodwill, which is net of accumulated amortization of $3,500 in 1997 and $1,407 in 1996, is being amortized on a straight-line basis over periods ranging from 7 to 20 years. In 1997, the Company reduced goodwill $700 to reflect a reduction of a deferred tax liability recorded as part of a purchase price adjustment for a business combination occurring in prior years.

Other assets consisting of software and software development costs are amortized on a straight-line basis over periods ranging from 3 to 5 years.

REVENUE RECOGNITION

The Company records revenue upon shipment, other than for long-term contracts, upon rendering of service for installation and training, and ratably over the contract period for service contracts. Sales under long-term contracts are recorded using the percentage of completion method, wherein costs and estimated gross margin are recorded as sales during the period the work is being performed. Estimated gross margin is based on the total contract sales value and the most recent estimate of total costs. If the current contract estimate indicates a loss, a provision is made for the total anticipated loss.

FOREIGN CURRENCY

Assets and liabilities of those subsidiaries located outside the United States whose cash flows are primarily in local currencies are translated at year-end exchange rates, and income and expense items are translated at average monthly rates. Translation gains and losses are accounted for in a separate shareowners' equity account "cumulative foreign currency translation adjustment".

There were no forward exchange contracts outstanding at December 31, 1997 and 1996. Transaction losses of $443 and $1,801 were recorded in 1997 and 1996, respectively, and transaction gains were recorded in 1995 of $601. Transaction gains in 1995 include an adjustment, which increased the gain, amounting to $640 ($0.07 per share), after taxes, relating to a revaluation of a 1994 foreign denominated liability that was incorrectly recorded at historical, rather than current, foreign exchange rate in the Company's consolidated financial statements issued in prior years.

CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions which invest primarily in U.S. Government instrumentalities, commercial paper of prime quality, certificates of deposit, and bankers acceptances guaranteed by banks or savings and loan associations which are members of the FDIC. Concentrations of credit risk with respect to trade receivables are limited due to the Company's large number of customers and their dispersion across many different industries and countries worldwide. At December 31, 1997, the Company had no significant concentrations of credit risk.

STOCK INCENTIVE PLANS

The Company accounts for its stock compensation arrangements under the provisions of APB 25, "Accounting for Stock Issued to Employees" (see Footnote 3 for further details).

INCOME TAXES

The Company provides for income taxes under the provisions of SFAS No. 109 "Accounting for Income Taxes". SFAS No. 109 requires an asset and liability based approach in accounting for income taxes.

Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences of revenue and expense items for financial statement and income tax purposes. Valuation allowances are provided against assets which are not likely to be realized. Federal income taxes are not provided on the unremitted earnings of foreign subsidiaries since it has been the practice and is the intention of the Company to continue to reinvest these earnings in the business outside the United States.

NET (LOSS) INCOME PER SHARE

In 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share. Statement 128 replaced the calculation of primary and fully
------------------
diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. Weighted average shares used to calculate basic earnings per share for 1997, 1996, and 1995 were 13,256,993, 9,669,923, and 8,772,748, respectively.
Weighted average shares and dilutive stock options used to calculate diluted earnings per share for 1997, 1996, and 1995 were 13,256,993, 9,945,998, and
8,772,748, respectively. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the Statement 128 requirements.

CASH AND CASH EQUIVALENTS AND OTHER INVESTMENTS

Cash and cash equivalents are comprised of cash on hand, deposits in banks, and short-term marketable securities with a maturity at acquisition of three months or less.

The fair value of investments available for sale which are classified as other current assets are based on quoted market prices for the investment. The carrying value and fair value of investments available for sale at December 31, 1997 was $1,119 which is classified as an other current asset.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents and long-term fixed rate debt approximates fair value.

ADVERTISING COST

The Company expenses advertising costs as incurred. Advertising expense for the three years ended December 31, 1997 was $3.2 million, $3.6 million, and $3.8 million, respectively.

RECLASSIFICATIONS

Certain other amounts reported in 1995 and 1996 have been reclassified to conform with the 1997 presentation.

2.  RESTRUCTURING CHARGE AND REORGANIZATION ACTIVITIES

During 1997, management entered into several transactions as part of a Reorganization Plan ("The Plan") to restructure and reorganize certain of its key business units. A portion of the strategy included a comprehensive study of its European production and distribution structure in order to gain greater efficiencies in its European operations. Based upon the results of this review, it was decided to reengineer certain distribution processes and manufacturing operations, including outsourcing certain production activities where appropriate, as well as adjusting inventory levels to correspond with the new strategic objectives resulting from the study.

As a result of the Plan to restructure its European operations, along with other less significant changes in other parts of the world, in the fourth quarter of 1997, the Company recorded restructuring expenses totalling $16,220 ($1.22 per share). The charge provided for costs associated with involuntary employee termination benefits for approximately 160 employees, write-down of inventory to net realizable value, write-down of impaired fixed assets and certain intangible assets to fair value, and other restructuring costs. The inventory adjustment of $5,373 has been classified in the 1997 results in cost of goods sold. The remainder of the restructuring expenses were recorded as a separate restructuring charge line item also as part of operating profit.

The following is an analysis of the restructuring charge and reserves at December 31, 1997.

          Employee Termination Benefit             $ 7,550
          Inventory Write-Downs                      5,373
          Fixed Asset and Intangible Write-Down      1,647
          Other                                      1,650
                                                   -------
                                                   $16,220
                                                   =======

Results of operations for 1995 include restructuring charges of $336 ($0.03 per share) which consist principally of Brown & Sharpe employee severance and Brown & Sharpe sales offices closing costs associated with integrating Brown & Sharpe's existing operations with those of DEA mainly outside the U.S.

Management also increased its investment in its 50% owned joint venture, Automation Software, Incorporated ("ASI") acquiring the remaining 50% interest for $3 million. This investment was accounted for using the purchase method of accounting, and the financial statements of ASI were included in the Company's consolidated financial statements beginning July 21, 1997, which was the date of the acquisition of the remaining 50% interest in ASI. The Company had previously accounted for its interest in ASI, prior to July 21, 1997, using the equity method of accounting. Pro forma results of operations for the period before July 21, 1997 were not presented because they are not materially different from the actual results for that period.

As a further part of management's reorganization strategy, in the third quarter of 1997, the Company disposed of its investment of its wholly-owned subsidiary, Technicomp, Inc., a loss amounting to $1,346, and, in the fourth quarter of 1997, the Company exchanged shares of common stock held for investment in an unrelated business for shares of common stock of a publicly traded company, which resulted in a gain amounting to $1,224.

3.  INCENTIVE AND RETIREMENT PLANS

STOCK INCENTIVE PLANS

Under the provisions of the Company's 1989 Equity Incentive Plan (the "89 Plan"), as amended on April 25, 1997 a variety of stock and stock based incentive awards, including stock options and restricted and unrestricted stock, are available to be granted to eligible key employees of the Company and its subsidiaries. The `89 Plan permits the granting of stock options which qualify as incentive stock options under the Internal Revenue Code and non-statutory options which do not so qualify. There were no awards of restricted stock during 1997 and 1996. Since the inception of the `89 Plan, 102,300 restricted Class A shares have been awarded net of forfeitures. The awards of restricted stock vest over a five year period with 25% of the award vesting at the end of the 2nd and 3rd years and 50% at the end of the 5th year with the unvested shares being subject to forfeiture if the recipient's employment is terminated. In 1997 and 1996, options were granted to purchase a total of 406,000 and 70,000 shares, respectively, for ten year option terms of Class A Common Stock granted at exercise prices between $11.88 and $14.125 per share. The majority of options granted in 1997 become exerciseable 50% of the award after 1 year and 50% after year 2 from the date of the award. The options granted in 1996 become exerciseable either with respect to 50% of the award after 2 years and 25% after 3 and 4 years from the date of the award or 50% of the award after 1 year and 50% after year 2 from the date of the award. The exercise price for shares covered by options awarded under the `89 Plan has been 100% of the market value on the date such options are granted. The aggregate amount of shares of Class A Common Stock, including options, which may be awarded under the `89 Plan is 1,525,000 shares and the amount of shares of Class A Common Stock including forfeitures remaining available, at December 31, 1997, for issuance under the `89 Plan in connection with future awards is 409,000 shares.

No further options or other awards may be granted under the Company's Amended 1973 Stock Option Plan (the "`73 Plan"). The exercise price for shares of Class A Common Stock covered by outstanding options under the `73 Plan is 100% of the market value on the dates such options were granted. Options granted under the `73 Plan became exerciseable one year after the date of grant and expire at the end of ten years. At December 31, 1997, there were no options outstanding for the '73 Plan. Option activity under both the `89 Plan and `73 Plan during the past three years is summarized as follows:

                                          1997                        1996                        1995
                         --------------------------  --------------------------  --------------------------
                         Options   Weighted-Average  Options   Weighted-Average  Options   Weighted-Average
                            (000)   Exercise Price      (000)   Exercise Price      (000)   Exercise Price
Outstanding -
 beginning of year           714         $ 7.92         666          $ 7.40         218           $8.36
Granted                      406          12.58          70           12.68         528            7.25
Exercised                    (96)          7.43         (21)           7.00           -               -
Forfeited or canceled       (120)          9.54          (1)          13.22         (80)           8.99
                            ----                       ----                        ----

Outstanding -
 end of year                 904         $ 9.69         714          $ 7.92         666           $7.40
                            ====                       ====                        ====

Exerciseable at
 end of year                 380         $ 7.14         166          $ 7.77         138           $7.99

Weighted-average
 fair value of
 options granted
 during the year                         $ 4.65                      $ 4.62                       $2.90

Exercise prices for options outstanding as of December 31, 1997 ranged from $6.50 to $14.125. The weighted-average remaining contractual life of those options is 8.38 years.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997, 1996, and 1995, respectively: risk-free interest rates of 6.0%, 6.2%, and 6.4%; volatility factors of the expected market price of the Company's common stock of 34%, 33%, and 38%; and a weighted-average expected life of the option of 4.25 years. No dividend yield was utilized due to the fact that the Company does not anticipate that it will pay dividends in the foreseeable future.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):

                                          1997      1996    1995
                                        ---------  ------  ------
Pro forma net (loss) income             $(11,235)  $7,278  $1,723

Pro forma (loss) earnings per share:
Basic and diluted                       $  (0.84)  $ 0.75  $ 0.20

PROFIT INCENTIVE PLAN

Under the provisions of the Company's Amended Profit Incentive Plan as originally approved in 1979, awards of cash could be made as bonuses to certain management employees. Plan awards provisions under the Plan in the amounts of $2,293, $1,682 and $1,157 were made in 1997, 1996, and 1995, respectively, based on performance objectives for the respective year.

LONG-TERM DEFERRED CASH INCENTIVE PLAN

In February 1996, the Board of Directors approved "The Brown & Sharpe Key Employee Long-Term Deferred (unfunded) Cash Incentive Plan" (the "LTDCIP"), which was effective for 1995. The LTDCIP provides for deferred cash payments upon retirement or termination of employment, subject to vesting three years after the end of the year for which it is earned. Annual total plan awards are calculated at 6% of adjusted pretax income (as defined in the plan) and shared by the plan participants (eleven key executives of the Company for 1997) pro rata based on annual salary paid. The 1997, 1996 and 1995 consolidated financial statements contain a provision resulting from this plan amounting to $462, $596, and $200, respectively.

SAVINGS PLANS

The Company has 401(K) stock bonus and thrift savings plans for U.S. employees, which include retirement income features consisting of employer contributions and employee tax deferred contributions. Contributions under all plans are invested in professionally managed portfolios and Company stock. The savings plans' expense for the three years ended December 31, 1997 was $1,468, $1,335, and $941, respectively.

STOCK OWNERSHIP PLAN

Under the provisions of the Company's Employee Stock Ownership Plan (ESOP), the Company may make contributions of common stock or cash to purchase common stock from the Company or otherwise, to be held in trust for employees meeting certain eligibility requirements until the employees reach retirement age. The ESOP may also borrow funds to purchase common shares, in which event the Company would contribute amounts as necessary to pay down the indebtedness. ESOP expense was $510 in 1997, $458 in 1996, and $433 in 1995. At December 31, 1997, there were no unallocated shares of Class A Common Stock and Class B Common Stock held in the ESOP as all shares were allocated to participants' accounts.

RETIREMENT PLANS

The Company's subsidiaries have a defined contribution retirement plan covering employees in Switzerland and two defined benefit retirement plans covering employees in the U.K. and Germany, which includes substantially all employees. Retirement plan expense net of pension income for the three years ended December 31, 1997 was $959, $1,609, and $1,369, respectively.

The defined benefit plans which cover employees in the U.K. and Germany, respectively, provide benefits based on years of service and employee compensation. Retirement costs under both plans are compiled based on the projected unit credit actuarial method.

The U.K. plan's actuarial assumptions used settlement rates of 7.0% and 8.0% at the end of 1997 and 1996, respectively, a long-term return on assets of 8.0% in 1997 and 9.0% in 1996 and 1995, respectively, and annual wage increases of 5.5% and 6.5% at the end of 1997 and 1996, respectively. Retirement costs accrued are funded.

The German plan's actuarial assumptions used a settlement rate of 7.5% at the end of 1997 and 1996, and an annual wage increase of 4.5% at the end of 1997 and 1996. Retirement costs accrued are not funded.

The following items are the components of net periodic pension income for the U.K. plan for the years ended December 31, 1997, 1996, and 1995:

                                                      1997      1996     1995
                                                    --------  --------  --------
  Service cost-benefits earned                      $   787   $   921   $   823
  Interest cost on projected benefit obligations      1,335     1,196     1,263
  Return on plan assets, net                         (3,678)   (2,387)   (3,049)
  Net amortization and deferral                       1,171       129       909
                                                    -------   -------   -------
     Net periodic pension income                    $  (385)  $  (141)  $   (54)
                                                    =======   =======   =======

The plan has assets in excess of the accumulated benefit obligations. Plan assets include investments in equity securities, corporate and government debt securities, and cash equivalents. The following table presents a reconciliation of the funded status of the plan at December 31, 1997 and 1996:

                                                               1997      1996
                                                             --------  --------
  Vested and accumulated benefit obligation                  $(17,786) $(14,152)
                                                             ========  ========
  Projected benefit obligation                               $(18,945) $(16,339)
  Plan assets at fair value                                    26,437    22,510
                                                             --------  --------
  Funded status                                                 7,492     6,171
  Unrecognized portion of net assets                           (2,047)   (1,336)
                                                             --------  --------
  Prepaid pension                                            $  5,445  $  4,835
                                                             ========  ========

The following items are the components of net periodic pension cost for the unfunded German plan for the years ended December 31, 1997, 1996, and 1995:

                                                                      1997       1996     1995
                                                                    --------   -------   -------
   Service cost-benefits earned                                     $    107   $   115   $   107
   Interest cost on projected benefit obligations                        363       383       372
                                                                    --------   -------   -------
   Net periodic pension cost                                        $    470   $   498   $   479
                                                                    ========   =======   =======
   Vested and accumulated benefit obligation                        $ (4,548)  $(4,759)  $(4,700)
                                                                    ========   =======   =======
   Projected benefit obligation                                     $ (5,166)  $(5,472)  $(5,519)
   Unrecognized net gain                                                (367)     (329)     (304)
                                                                    --------   -------   -------
   Unfunded accrued pension cost                                    $ (5,533)  $(5,801)  $(5,823)
                                                                    ========   =======   =======


4.  INCOME TAXES

(Loss) income before income taxes consisted of the following:

                                                                       1997      1996      1995
                                                                     --------   -------   -------
  Domestic                                                           $  1,757   $(1,323)  $(4,850)
  Foreign                                                             (10,737)   10,093     7,473
                                                                     --------   -------   -------
     (Loss) income before income taxes                               $ (8,980)  $ 8,770   $ 2,623
                                                                     ========   =======   =======

The following table reconciles the income tax provision (benefit) at the U.S. statutory rate to that in the financial statements:

                                                                    1997      1996     1995
                                                                  --------  --------  -------
  Taxes computed at 34%                                           $(3,053)  $ 2,982   $  892
  Goodwill amortization                                                68       182      158
  Additional tax on foreign income                                    191       676      113
  State taxes (net)                                                   123       104       31
  Net operating losses and other losses                            (1,204)   (3,143)    (636)
  Restructuring reserve                                             5,117         -        -
  Other (net)                                                         308       164      139
                                                                  -------   -------   ------
     Income tax provision                                         $ 1,550   $   965   $  697
                                                                  =======   =======   ======

The income tax provision (benefit) consisted of the following:

                                                                    1997      1996     1995
                                                                  --------  --------  -------
  Current:
     Federal                                                      $   578   $   686   $ (996)
     State                                                            186       157       31
     Foreign                                                         (497)      330    1,286
                                                                  -------   -------   ------
                                                                      267     1,173      321
  Deferred:
     Federal                                                          960      (495)     996
     Foreign                                                          323       287     (620)
                                                                  -------   -------   ------
                                                                    1,283      (208)     376
                                                                  -------   -------   ------
  Income tax provision                                            $ 1,550   $   965   $  697
                                                                  =======   =======   ======

Provision has not been made for U.S. taxes on $47,300 of cumulative undistributed earnings of foreign subsidiaries as those earnings are intended to be permanently reinvested.

The components of the Company's deferred tax assets and liabilities as of December 31, 1997 and 1996 are as follows:

                                           1997     1996
                                          -------  -------
  Deferred tax assets:
     Inventory reserves                   $ 4,463  $ 7,656
     Warranty expense                         789    1,103
     Provision for doubtful accounts          574      401
     Depreciation                             817      999
     Tax credit and loss carryforwards     36,377   44,531
     Other                                  3,693    4,049
                                          -------  -------
       Gross deferred assets               46,713   58,739
  Less valuation allowance                 38,204   48,925
                                          -------  -------
       Deferred tax asset                 $ 8,509  $ 9,814
                                          =======  =======
  Deferred tax liabilities:
     Pension expense                      $ 1,920  $ 1,673
     Inventory reserves                     1,075    1,276
     Depreciation                           1,912    2,568
     Other                                  4,329    3,500
                                          -------  -------
       Deferred tax liability             $ 9,236  $ 9,017
                                          =======  =======

A valuation allowance has been established due to the uncertainty of realizing certain tax credit and loss carryforwards and a portion of the other deferred tax assets. The valuation allowance has been decreased by $10,721 during 1997 of which $6,600 was attributable to changes in foreign exchange rates and has been recorded in equity as a component of cumulative foreign currency translation adjustments. The recognition of any future tax benefits resulting from the reduction of $8,207 of the valuation allowance will reduce any goodwill related to the DEA acquisition remaining at the time of such reduction.

For income tax purposes, the Company has operating loss and capital loss carryforwards of $2,100 and $1,200, respectively, in the U.K. and net operating loss carryforwards of $9,300, $34,000, $5,600, $3,700, and $22,700,
respectively, in Switzerland, Germany, France, Japan, and Italy. The Swiss, French, Japanese, and Italian carryforwards expire between 1998 and 2002. There is no time limit for the U.K. and German carryforwards.

During the year, the Internal Revenue Service completed the examination of the Company's domestic income tax returns for the 1993 and 1994 fiscal years. The Company's provision for the assessments which resulted from this examination was adequate.

5.  OTHER INCOME AND EXPENSE

Other income (expense), net includes:

                                                            1997    1996   1995
                                                           -----   -----  -----
  Interest income                                          $  928  $ 414  $ 540
  Gain (loss) on sale of fixed assets                          21     34    (90)
  Other income                                                 95     14    238
                                                           ------  -----  -----
                                                           $1,044  $ 462  $ 688
                                                           ======  =====  =====

6.  RENTAL EXPENSE AND LEASE COMMITMENTS

At December 31, 1997, the Company was obligated under operating leases expiring on various dates. Rental expense for the three years ended December 31, 1997 was $6,347, $8,309, and $9,767, respectively. Annual rental commitments under noncancelable leases pertaining principally to buildings and equipment at December 31, 1997 are $6,344, $2,202, $1,533, $845, and $713 for the years 1998 through 2002, and aggregate to $3,379 for all years subsequent to 2002.

7.  OTHER ASSETS

                                     1997     1996
                                  -------  -------
  Prepaid pension                 $ 5,445  $ 4,835
  Equity investments                4,554    2,562
  Demonstration equipment          10,877   10,890
  Other                            12,804    6,732
                                  -------  -------
                                  $33,680  $25,019
                                  =======  =======

Other assets, which are net of accumulated amortization of $8,836 in 1997 and $6,088 in 1996, are being amortized on a straight-line basis over periods ranging three to twenty years.

8.  LONG-TERM DEBT

Long-term debt consisted of the following:

                                                                                      1997     1996
                                                                                     -------  -------
7.29% term loan payable in annual installments of $7,143 from
  November 2001 to November 2006 and final installment
  of $7,142 in November 2007                                                         $50,000  $     -
9 1/4% convertible subordinated debentures due December 2005                               -   13,000
Mortgages at rates ranging from 5.00% to 9.22%                                        21,306   25,982
Notes payable, due September 28, 1997 with quarterly interest of LIBOR plus 0.60%          -   25,000
Notes payable, due various dates with interest rates ranging from 7.72% to 12.39%      4,756    4,515
                                                                                     -------  -------
                                                                                      76,062   68,497
Less: current installments                                                             3,995   31,772
                                                                                     -------  -------
  Total long-term debt                                                               $72,067  $36,725
                                                                                     =======  =======

In November 1997, the Company entered into two financing arrangements which were and will be used to refinance certain existing debt obligations and are available to provide additional financing for future needs of the Company. One of the borrowings was a $50,000 private placement of senior notes with a 10 year maturity and an interest rate of 7.29%. The other arrangement was a $30,000 three year syndicated multi-currency revolving credit facility with four banks. 65% of the shares of certain of the Company's foreign subsidiaries is pledged as security under the 1997 financings.

$11,700 of the private placement was used to pay a bridge loan used to pay a portion of the $25,000 notes payable due September 28, 1997, the balance of which was paid with internally generated funds. $13,000 of the private placement was used to pay the 9 1/4% convertible subordinated debentures, and the remaining balance is available to pay the $6,800 mortgage when it matures in 1999 and to fund certain of the Company's development plans and for general corporate purposes. As of December 31, 1997, the Company has not used any of the revolving credit facility described above.

Annual maturities of long-term debt are as follows: 1998--$3,995; 1999--$9,010; 2000--$3,756; 2001--$12,117; 2002--$7,778; and $39,406 thereafter. Interest rates on long-term debt average approximately 8.10% in 1997.

The revolving credit facility and the 7.29% senior notes require the Company to comply with certain covenants, the most restrictive of which is debt to EBITDA ratio.

9.  LONG-TERM LIABILITIES

Long-term liabilities consisted of the following:

                                    1997     1996
                                   -------  -------
  Other long-term liabilities      $ 2,270  $ 4,700
  Deferred income taxes              2,001    1,420
  Unfunded accrued pension cost      5,297    5,801
  Termination indemnities            8,715    9,197
                                   -------  -------
                                   $18,283  $21,118
                                   =======  =======

10. FINANCIAL INFORMATION BY BUSINESS SEGMENT AND GEOGRAPHIC AREA

Segment Information

The Company operates exclusively in the Metrology Business. See Note 1 for a further description of the Company's business. European sales to unaffiliated customers are defined as sales of products that are primarily assembled in a foreign country.

                                             1997       1996      1995
                                           ---------  --------  --------
  GEOGRAPHIC AREA:
  Sales to Unaffiliated Customers From:
     United States                         $148,037   $132,956  $128,482
     Europe                                 174,476    211,921   199,549
                                           --------   --------  --------
                                           $322,513   $344,877  $328,031
                                           ========   ========  ========
  Transfers Between Geographic Areas:
     From United States                    $  7,216   $  8,066  $  3,870
     From Europe                             33,697     34,630    33,713
                                           --------   --------  --------
                                           $ 40,913   $ 42,696  $ 37,583
                                           ========   ========  ========
  Operating Profit (Loss):
     United States                         $  4,994   $  5,237  $    492
     Europe                                  (8,638)    11,351    10,572
                                           --------   --------  --------
                                           $ (3,644)  $ 16,588  $ 11,064
                                           ========   ========  ========
  Identifiable Assets:
     United States                         $ 91,225   $ 78,374  $ 77,726
     Europe                                 188,391    215,916   211,412
     Corporate                               20,458     20,158     6,262
                                           --------   --------  --------
                                           $300,074   $314,448  $295,400
                                           ========   ========  ========

During 1997, the FASB issued Statement of Financial Accounting Standards Number 131, "Disclosures about Segments of an Enterprise and Related Information". The Company is in the process of evaluating this pronouncement and preliminarily believes that it will be required to report its business in more than one segment.

11. COMMON STOCK

Both classes of common stock have equal rights upon liquidation. Class A Common Stock may not receive less cash dividends per share than Class B Common Stock, nor may such dividends be less frequent. The Class A Common Stock has one vote per share. Except as otherwise provided by the Certificate of Incorporation and by law, the Class B Common Stock has ten votes per share, and the Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis, and can be transferred in Class B form only to specified transferees, generally members of a shareowner's family and certain others affiliated with a shareowner.
During 1997 and 1996, 4,539 shares and 4,971 shares, respectively, were converted from Class B Common Stock to Class A Common Stock.

During 1996, 19,000 shares were put into the treasury from a reimbursement of expenses that resulted from the 1994 acquisition of the Roch business from Diehl as provided for in the warranty provision of the Acquisition Agreement between the Company and Diehl.

The Company has reserved a total of 1,865,101 shares of Class A Common Stock for future issuance under certain benefit and stock incentive plans.

12. PREFERRED STOCK PURCHASE RIGHTS

The Company distributed a dividend on March 23, 1988 pursuant to a Shareholder Rights Plan adopted by the Board of Directors on March 9, 1988 of one purchase right for each outstanding share of common stock. Until the occurrence of certain specified events, the rights are represented by the associated common stock certificates. Following reclassification of the common stock to Class A Common Stock and distribution of the Class B Common Stock on June 10, 1988, and until the occurrence of certain events, each certificate representing a share of Class A Common Stock or Class B Common Stock also represents three-quarters of a right. Each right entitles the shareowner to buy from the Company one-hundredth of a share of Series A Participating Preferred Stock at an exercise price of $55 per right. The rights become exercisable ten days after a person acquires 20% of the Company's common stock. The rights, which are subject to adjustment, are redeemable by the Company at a price of $0.03 per right at any time prior to the fifteenth day after a person acquires 20% of the Company's common stock and expire on March 23, 1998.

In the event the Company is involved in certain business combination transactions with a 20% shareowner, each right will entitle its holder (other than a 20% shareowner) to purchase, at the right's then exercise price, an equity interest in the acquiring person having a market value of two times the exercise price. In the event a 20% shareholder engages in certain other transactions with the Company or any person becomes a 20% shareowner, each right will entitle its holder (other than a 20% shareowner) to purchase, at the right's then exercise price, shares of Company Class A Common Stock having a market value of two times the exercise price.

On February 13, 1998, the Board of Directors approved a new Shareholder Rights Plan to replace the Rights Plan expiring on March 23, 1998. Stockholders of record on March 9, 1998 will receive a dividend of one right for each share of Class A and Class B common stock held by them on the record date. Shares of Class A or Class B common stock issued after that date will be issued with one right attaching to each share of such stock. The new Rights Plan operates substantially the same as the Plan expiring March 23, 1998 except that the exercise price of the rights has been set by the Board at $40.00 per right and a majority of the Board may elect to redeem the rights at a redemption price of $.01 per right. The new Rights Plan expires ten years after its effective date or earlier upon a redemption of the rights.

13. CONTINGENCIES

Labor Relations

The Company is involved in litigation which arose out of a strike by production employees represented by the International Association of Machinists and Aerospace Workers ("IAM") at the Company's Rhode Island operations which began in 1981. After commencement of the strike, the IAM filed charges with the National Labor Relations Board ("NLRB") alleging that the Company engaged in unfair labor practices during contract negotiations and precipitated the strike. On August 28, 1990, the NLRB dismissed the IAM's charges. The IAM appealed this decision to the U.S. Court of Appeals for the District of Columbia Circuit. On November 29, 1991, the Court accepted the legal reasoning advanced by the NLRB and the Company in support of the NLRB's 1990 decision, but ordered the NLRB to further clarify and support its decision. The NLRB reaffirmed its original dismissal of the IAM's charges, and the IAM appealed that decision. On April 7, 1995, the Court vacated the NLRB's earlier decision favorable to the Company and remanded the case to the NLRB for a decision on whether the charges should be dismissed or a trial on the merits should proceed. On August 16, 1996, the NLRB issued a second supplemental decision and order finding in favor of the Company and dismissed the IAM complaint. Following an unsuccessful request for a re-hearing and reconsideration of the NLRB's ruling, the IAM once again appealed the NLRB's decision to the U.S. Court of Appeals. On December 12, 1997, the Court denied the IAM's petition for a review of the NLRB's decision dismissing the charges against the Company. The IAM has informed the Company it intends to appeal the denial of its petition for review by the U.S. Court of Appeals for the District of Columbia to the United States Supreme Court. The Company will continue to defend this case vigorously, and management continues to believe that the possibility of an adverse decision in this matter is remote. If the case were ultimately decided against the Company and the strike converted to an unfair labor practice strike, the Company could be liable for back wages for those striking employees, subject to mitigation for certain statutory offsets, whose strike action is determined to be based on the unfair labor practices.

ENVIRONMENTAL

On March 1, 1995, the Company received a notice from the State of New York asserting a claim against it, along with a group of approximately ten other companies, to recover costs incurred by the New York State Department of Environmental Conservation to clean up a waste disposal site in Poughkeepsie, New York. The State has alleged that the Company's former subsidiary, Standard Gage Company, Poughkeepsie, New York, acquired in 1987 and merged with and into the Company in 1991, contributed hazardous waste to the site for disposal and that the Company is a PRP as the surviving corporation to the merger. The total claim asserted by the State against all parties is approximately $500, and it has expressed a willingness to settle its claim with all PRPs receiving the notice. The Company is continuing efforts to settle this claim and estimates that any potential loss it might incur as a result of any involvement or settlement at this site would not be material.

PRODUCT LIABILITY AND OTHER LITIGATION INCIDENTAL TO THE BUSINESS

The Company is involved in a number of product liability claims and lawsuits by plaintiffs seeking monetary damages for personal injury which arose out of and were incidental to the sale of products manufactured by the Company in its discontinued metal cutting machine tool and hydraulic businesses and certain other litigation and claims incidental to the conduct of its business. The potential liability of the Company for these claims and suits is adequately covered by insurance or reserves established for such contingencies. The Company is contesting or defending these claims and suits and management believes that the ultimate liability, if any, resulting from these matters will not have a material effect on the Company's financial position.

14. QUARTERLY DATA (UNAUDITED)

                                                     1997
                                    ---------------------------------------
                                    1st Qtr.  2nd Qtr.  3rd Qtr.  4th Qtr.
                                    --------  --------  --------  ---------
Sales                                $70,802   $78,094   $78,555  $ 95,062
Gross profit                          24,545    26,644    25,673    26,809
Net income (loss)                        757     1,209       290   (12,786)
Earnings (loss) per common share     $  0.06   $  0.09   $  0.02  $  (0.96)

                                                     1996
                                    --------------------------------------
                                    1st Qtr.  2nd Qtr.  3rd Qtr.  4th Qtr.
                                    --------  --------  --------  --------
Sales                                $76,278   $89,835   $83,791  $ 94,973
Gross profit                          26,890    30,070    28,157    33,525
Net income                               550     1,854     1,257     4,144
Earnings per common share            $  0.06   $  0.21   $  0.14  $   0.33

The results of operations for the fourth quarter of 1997 include a restructuring charge of $16,220 and a $1,224 gain arising from the exchange of common stock of an unrelated business for common stock of a publicly traded company. See Note 2 for additional information.

In the third quarter of 1997, the Company sold its wholly-owned subsidiary, Technicomp, Inc., at a loss of $1,346.

The 1997 and 1996 earnings per share amounts were not restated because primary earnings per share and basic earnings per share are the same.

                         REPORT OF INDEPENDENT AUDITORS


To the Shareholders and Directors
of Brown & Sharpe Manufacturing Company

We have audited the accompanying consolidated balance sheets of Brown & Sharpe Manufacturing Company as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareowners' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brown & Sharpe Manufacturing Company at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



Providence, Rhode Island
February 6, 1998, except for Note 12, as to which the date is February 13, 1998

COMMON STOCK MARKET PRICES AND DIVIDENDS

The Class A Common Stock is listed on the New York Stock Exchange with a symbol "BNS". At December 31, 1997, the Company had approximately 1,943 shareowners
of record of its Class A Common Stock including   shareowners of record of its
Class B Common Stock.

Fiscal Year          High    Low
------------------  ------  ------

    1997
     4TH QUARTER    $14.44  $ 9.13
     3RD QUARTER     15.00   12.75
     2ND QUARTER     15.13   12.13
     1ST QUARTER     15.63   12.25

    1996
     4th Quarter    $15.38  $11.50
     3rd Quarter     13.63    9.25
     2nd Quarter     10.38    9.50
     1st Quarter     10.13    8.63

No dividends have been paid by the Company since 1990. Dividend payments have been suspended in order to conserve cash. Also, payment of dividends are currently permitted, but the Company has to meet certain covenants under an existing loan agreement. Dividend payments prior to September 30, 1997 were not permitted due to an existing loan facility.