Form 10-K405, Exhibit 13
period 1999-12-31
BROWN & SHARPE MANUFACTURING CO /DE/
filed 2000-03-30
CIK 14637

                                                                      EXHIBIT 13

Financial Highlights
--------------------------------------------------------------------------------
(dollars in millions, except per share data)

                                               1999          1998          1997
                                               ----          ----          ----

For the year
Sales                                         $323.3        $339.0       $329.8
Operating (Loss) Profit                       $(33.4)       $ 20.5       $ (1.9)
Net (Loss) Income                             $(42.9)       $ 11.9       $ (9.2)
Per Share:
  Basic                                       $(3.19)       $ 0.89       $(0.69)
  Diluted                                     $(3.19 )      $ 0.88       $(0.69)


At year end
Backlog                                       $ 59.0        $ 72.0       $ 68.0
Total Assets                                  $302.2        $317.8       $296.6
Total Short- and Long-Term Borrowings         $110.1        $ 74.7       $ 76.1
Shareowners' Equity                           $ 71.5        $129.7       $114.0
   Per Share                                  $ 5.29        $ 9.65       $ 8.55
Number of Employees                            2,216         2,359        2,409

Financial Section
--------------------------------------------------------------------------------
Brown & Sharpe Manufacturing Company



Contents
Selected Financial Data....................................................F-2
Management's Discussion and Analysis of
         Financial Condition and Results of Operations.....................F-3
Consolidated Statements of Operations......................................F-12
Consolidated Balance Sheets................................................F-13
Consolidated Statements of Cash Flows......................................F-14
Consolidated Statements of Shareowners' Equity.............................F-15
Notes to Consolidated Financial Statements.................................F-16
Report of Independent Auditors.............................................F-34
Common Stock Market Prices and Dividends...................................F-35

SELECTED FINANCIAL DATA

 (dollars in thousands, except per share data,
  number of shareowners, and employees)         1999            1998            1997            1996           1995

Operations for the year:
Sales                                        $ 323,300        $339,030       $ 329,760        $342,684       $322,950
Operating (loss) profit                      $ (33,364)       $ 20,509       $  (1,906)       $ 16,169       $ 12,347
Percent                                          (10.3)%           6.1%           (0.6)%           5.0%           3.8%
Net (loss) income                            $ (42,874)       $ 11,929       $  (9,164)       $  7,432       $  2,868
Average shares outstanding
   (thousands)                                  13,456          13,387          13,257           9,670          8,773
Per common share:
   Basic                                     $   (3.19)       $   0.89       $   (0.69)       $   0.77       $   0.33
   Diluted                                   $   (3.19)       $   0.88       $   (0.69)       $   0.75       $   0.33

At year-end:
Backlog                                      $  59,000        $ 72,000       $  68,000        $ 66,000       $ 72,000
Assets                                       $ 302,177        $317,778       $ 296,593        $309,229       $290,600
Current ratio                                   1.05:1          2.12:1          2.18:1          1.88:1         1.55:1
Long-term debt, including
   current maturity                          $  69,030        $ 74,705       $  76,062        $ 68,497       $ 74,007
Total notes payable
   and long-term debt                        $ 110,140        $ 74,705       $  76,062        $ 69,206       $102,068
Equity                                       $  71,534        $129,655       $ 113,966        $136,502       $ 82,332
   Per share                                 $    5.29        $   9.65       $    8.55        $  10.34       $   9.44
Long-term debt ratio                              .491            .366            .400            .334           .473
Shareowners of record                            1,013           1,200           1,943           2,104          4,400
Employees                                        2,216           2,359           2,409           2,383          2,373

(1) The 1999 and 1997 operating losses include a $38,268 and $16,220 restructuring charge, respectively. See Note 3 to the Consolidated Financial Statements for additional information. In addition to the restructuring charge, the 1997 net loss includes a $1,346 loss arising from the sale of the Company's wholly-owned subsidiary, Technicomp, Inc., and a $1,224 gain resulting from an exchange of shares of common stock, which were held for investment.

(2) Net income for 1995 includes a $640 adjustment relating to a revaluation of a 1994 foreign denominated liability recorded at an incorrect foreign exchange rate.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

Overview

     The Company currently operates entirely in the metrology industry through five business segments: the MS Division ("MSD"), which manufactures and markets manual and computer-controlled, high precision coordinated measuring machines ("CMMs"), accounted for approximately 72% of the Company's sales in 1999; the PMI Division ("PMI"), which manufactures mechanical and electronic measuring and inspection tools, accounted for approximately 23% of the Company's sales in 1999; and the Custom Metrology Division ("CMD"), which, until its reorganization in 1999, designed and engineered specialty metrology products and systems primarily utilizing non-contact technologies and, in 1999, is dedicated to the production and development of non-contact technology, accounts for approximately 4% of the Company's sales in 1999. Brown & Sharpe Information Systems ("BSIS") develops measuring software and the Electronics Division ("ED"), which was acquired in 1999, designs and manufactures surface inspection systems, accounted for the remaining 1% of the Company's 1999 sales. MSD sales include revenue from aftermarket sales and service for CMMs, which the Company estimates, during 1999, comprised approximately 36% of total MSD sales. Approximately 57% of the Company's sales in 1999 were located outside the United States (based upon the location of customers who are situated within the market areas assigned to subsidiaries located outside of the United States).

     During 1999, the Company implemented a reorganization plan in which it reorganized each of its significant operating divisions. A portion of the plan provided for the reorganization of the manufacturing and administrative operations of PMI by consolidating all of its European manufacturing sites into one location in Renens, Switzerland. The PMI reorganization eliminated four factories in Europe and consolidated administrative functions, which provided greater production and administrative efficiencies. The 1999 reorganization plan also included a strategy for MSD in which a focus factory mission was implemented, which enabled each factory to function as a center of excellence with a goal of taking advantage of product strengths in each of the manufacturing sites. The plan also provided for the reorganization of the R&D, selling, and service areas. Finally, the Company also reorganized CMD located in Telford, England by exiting certain non-core products and eliminating operating cost that was related to those products (see Note 3).

     As a result of the 1999 restructuring, the Company recorded restructuring charges, net of taxes, totaling $36,798 ($2.73 per share). The 1999 restructuring charge, as well as the 1997 charge discussed below, included costs associated with involuntary employee termination benefits for employees, writedowns of inventory to net realizable value, writedowns of impaired fixed assets and certain intangible assets to fair value, and other restructuring costs, such as legal expenses, lease cancellations, travel, etc. The inventory adjustment of $12.4 million in 1999 ($5.4 million in 1997) has been classified in cost of goods sold. The Company paid $8.1 million in restructuring costs in 1999, $1.2 million of which applied to the 1997 reorganization, and expects to pay $10.7 million in 2000 and $1.1 million thereafter.

     In 1997, the Company also implemented a reorganization plan in which it restructured certain of its European operations, along with other less significant changes in other parts of the world. As a result of the restructuring, the Company recognized a charge in 1997 amounting to $16,220 ($1.22 per share). See Note 3 for further information.

Forward Looking Statements

     This "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as other portions of this document contain forward looking statements concerning the Company's operations, economic performance and financial condition. Such statements are subject to various risks and uncertainties, including those set forth in "Risk Factors," and actual performance could differ materially from that currently anticipated by the Company. In addition, this "Management's Discussion and Analysis of Financial Condition and Results of Operations" should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Annual Report.

RESULTS OF OPERATIONS

Sales

     Sales for 1999 were $323.3 million compared with sales in 1998 of $339.0 million, which is 4.6% below the 1998 level. The 1999 sales would have been $5.1 million higher than reported in 1999, if foreign denominated sales had been translated at 1998 foreign exchange rates. The reduced U.S. dollar value of 1999 foreign sales, which results from translating the 1999 foreign denominated sales at the lower 1999 exchange rates, is due to the continued strength of the U.S. dollar. When the 1999 sales are translated at 1998 exchange rates, the 1999 sales amount to $328.4, a $10.6 million decrease from 1998 levels. The $10.6 million sales decrease in 1999 sales was caused by a $4.3 million and $9.4 million decrease, respectively, in the MS and PMI divisions, offset by a $1.9 million increase for the electronics business, which was acquired in 1999, and a $1.2 million increase in CMD sales.

     The $4.3 million decrease in MSD sales was primarily due to an approximate $16.5 million decrease in the sales of certain of the smaller CMMs and $3 million decrease in the sales of more fully configured CMMs, offset by an increase of approximately $15.2 million in aftermarket revenue, due to increased sales of upgrades and software.

     Sales for PMI were down $9.4 million due to decreased sales volume in the United States caused by stock reduction and consolidation of U.S. catalog distributors, reduced sales in the United Kingdom due to restructuring, and a slowdown in the Asian and South American markets. Sales for CMD were up $1.2 million due to increased sales of its profile machines which measure shafts and round components.

     Sales for 1998 were $339.0 million compared with 1997 sales of $329.8 million, which is 2.8% higher than the 1997 level. The 1998 sales would have been $2.9 million higher than reported in 1998, if foreign denominated sales had been translated at 1997 foreign exchange rates. The reduced U.S. dollar value of 1998 foreign sales, which results from translating the 1998 foreign denominated sales at the lower 1998 exchange rates, is due to the continued strength of the U.S. dollar. When the 1998 sales are translated at 1997 exchange rates, the 1998 sales amount to $341.9 million, a $12.1 million increase over 1997. The $12.1 million sales increase resulted from a $14.8 million and $2.4 million increase, respectively, in the MS and CM Divisions' sales, offset by a $3.7 million decrease in PMI Division sales and by a $1.4 million decrease in Technicomp Inc.'s sales, which was disposed of in the third quarter of 1997.

     The $14.8 million increase in MSD sales was primarily due to an increase of approximately $13.6 million of aftermarket services revenue and an increase of $1.2 million in machine shipments. Approximately $3.7 million of the $13.6 million increase in aftermarket service revenue is due to the inclusion of sales of Automation Software, Inc. ("ASI"), which were not included in 1997 results prior to its acquisition in July 1997. The remaining $9.9 million increase was due, primarily, to increased sales for retrofits and upgrades, spare parts, and software partially offset by decreased revenues for other aftermarket products. Of the $1.2 million increase in machine sales, approximately $6.8 million was from additional sales of smaller CMMs offset by decreased sales of $5.6 million for larger, more fully configured CMMs.

     Sales for the CM Division increased $2.4 million due to increased sales of can gauging machines. Offsetting the increased sales in the MS Division and CM Division were decreased sales in the PMI Division amounting to $3.7 million. The decreased PMI Division sales resulted from decreased sales in the United States arising from customer consolidation with resulting inventory reductions, partially offset by increased sales volume in the European market, specifically Switzerland, Germany, and Spain.

Earnings (Loss)

     The Company's net loss for 1999 was $42.9 million. The loss included, as discussed above, $36.8 million of restructuring charges, net of taxes. Excluding the effect of the restructuring charges, 1999 would have incurred a $6.1 million net loss, which compared with $11.9 million net income for the same period in 1998.

     The Company had an operating loss of $33.4 million in 1999, which included $38.3 million of restructuring charges. Excluding the effect of the restructuring charge, 1999 operating profit would have been $4.9 million, which is $15.6 million lower than 1998. The gross margin for 1999 was $88.4 million, which included $12.4 million of the $38.3 million restructuring charges. When the $12.4 million restructuring adjustment is excluded from cost of goods sold, the 1999 gross margin amounts to $100.8 million, which is 31.2% of 1999 sales. This compares with a 1998 gross margin of $115.0 million, which is 33.9% of 1998 sales. The $14.2 million decrease in gross margin is due to lower margins of $11.5 million and $4.8 million for the MS and PMI Divisions, respectively, offset by higher margins of $1.5 million and $0.6 million for the CM and Electronics Divisions, respectively. MSD gross profit is down due to lower margins for CMMs due to reduced absorption arising from reduced sales of the smaller, less configured machines, and the incurrence of certain costs, such as training, that were necessary to grow the aftermarket business. PMI's gross margin is down due to lower absorption arising from lower sales volume.

     Selling, general and administrative expenses (SG&A) in 1999 were up $1.8 million. If 1999 SG&A expenses were translated at 1998 exchange rates, the 1999 SG&A expenses would be $4.6 million higher than 1998. $2.2 million of this increase is due to the recording of expenses of the new companies acquired during the year. The remainder of the $2.4 million is due to various reasons, including costs to complete the installation of a new management information system to support MSD sales activity and increased pension costs, that were partially offset by reduced agents' commissions, as well as certain other costs.

     Research and development expenses decreased by $1.3 million in 1999, because costs for the next generation software achieved the technological feasibility stage of development which required the capitalization of $3 million of these development costs and, therefore, were not recorded as development expense as in the prior year.

     Results in 1999 included a $2.4 million tax provision as compared to $3.4 million in 1998. The $2.4 million tax provision is net of a $3.8 million provision for the pretax operating loss offset by a $1.4 million benefit relating to the restructuring charge. The 1999 tax provision results from local taxes in Italy that cannot be offset by net operating loss benefits and an increase in the valuation allowance for deferred tax assets that was partially offset by the $1.4 million tax benefit noted above. Most of the tax benefit from the $40.5 million pretax loss was not recognized, due to the uncertainty of the ultimate realization of the tax benefits.

     The Company realized a $11.9 million net profit in 1998. This compares with a 1997 net loss of $9.2 million, which included $16.2 million of restructuring expenses, as well as, $0.1 million loss due to the disposition of certain non-strategic assets. Excluding the effect of the restructuring expenses and non-strategic asset disposition, 1997 would have realized $7.1 million of net income, which compares with $11.0 million in 1998 after adjustment of $0.9 million for a restructuring benefit recorded in 1998.

     The Company realized a $20.5 million operating profit in 1998, including a $0.9 million benefit resulting from adjustment of restructuring reserves recorded in 1997. This compares with a $1.9 million operating loss in 1997, which included $16.2 million of restructuring expenses discussed above. Excluding the effect of the restructuring charge, 1997 operating profit would have been $14.3 million. The $5.3 million improvement in 1998 operating profit over 1997 operating profit, excluding restructuring charges and benefits recorded in 1997 and 1998, respectively, is due to increased gross margin and expense reductions in 1998.

     The gross margin for 1998 was $115.0 million, which is 33.9% of sales, compared with a gross margin for 1997 of $105.4 million, which included $5.3 million of the $16.2 million restructuring expenses. The $5.3 million charge was a result of adjustments for inventory levels that exceed expected requirements resulting from the Company's reorganization plan discussed above. When the $5.3 million inventory adjustment is excluded from cost of goods sold, the 1997 gross margin is $110.7 million, which is 33.6% of 1997 sales. The $4.3 million increase in 1998 gross margin is due to higher margins amounting to $4.9 million and $0.6 million for the MS and CM Divisions, respectively, offset by a decreased margin of $1.2 million from the Technicomp Division sold in 1997. The increased gross profit of $4.9 million for the MS Division was due to reduced costs for the highly configured CMMs produced by the Company's European operations, resulting, partially, from the restructuring actions initiated in 1997, as well as increased sales in 1998 for the higher margin aftermarket products. The higher gross margin for the CM Division was due to improved overhead absorption arising from increased shipments, which was offset by a $1.2 million decrease in the Technicomp's gross margins due to the disposition of Technicomp in 1997.

     Selling, general, and administrative expenses ("SG&A") for 1998 were 25.0% of sales as compared to 26.5% for 1997. SG&A expenses in 1998 were $2.4 million lower than 1997. SG&A expenses for 1998 translated at 1997 exchange rates were $0.8 million higher than the $84.9 million reported for the year. After adjustment for 1997 foreign exchange rates, 1998 SG&A expenses were $1.6 million lower than 1997 SG&A expenses. The major reasons for the decrease are due to lower payroll and payroll related expenses, some of which related to the restructuring discussed above, and travel and entertainment expenses, partially offset by increased agents' commissions.

     Research and development expense increased $1.3 million in 1998 due to increased investment in software development by Brown & Sharpe Information Systems, Inc.

     Results in 1998 included a $3.4 million tax provision, which resulted in a 22% effective tax rate. The 22% effective tax rate in 1998 is primarily due to an income tax provision in one foreign jurisdiction and local income taxes in Italy that cannot be offset by net operating loss benefits, offset by the recognition of net operating loss benefits in other tax jurisdictions.

Liquidity and Capital Resources

     The Company is obligated under a $50 million private placement of senior notes with principal payments due from November 2001 to November 2007 (now classified as short-term because the Company has breached financial ratio covenants in the senior note agreement), as well as long-term debt amounting to $19.0 million, including a $4.9 million mortgage which was refinanced in February 2000. The Company also has a $30 million three year syndicated multi-currency revolving Credit Agreement with four banks, which expires in November 2000. 65% of the shares of certain of the Company's foreign subsidiaries are pledged as security for the lender under the private placement and the $30 million line of credit (the "Senior Lenders"). In addition to the $30 million revolving Credit Agreement, the Company has $31.1 million in lines of credit with various banks located outside of the United States. At December 31, 1999, the Company had borrowed $27.4 million and $13.7 million under the revolving Credit Agreement and foreign lines of credit, respectively. During 1999, the Company breached certain financial covenants relating to the debt to EBITDA ratio, debt to net worth and the interest coverage ratio. The Company's Senior Lenders granted waivers curing the financial covenant defaults incurred under its note and loan agreements through the end of 1999. In addition, borrowing rates under these lending agreements with its principal lenders were increased, and these lending agreements were amended to add covenants requiring the Company to grant the Senior Lenders a security interest in its U.S. assets and to complete a refinancing acceptable to the lenders by January 31, 2000. As of February 29, 2000, the Company had not completed the refinancing of its senior debt and was in violation of its note and loan agreements. Management and a Special Committee of three independent directors are working, subject to definitive approval from the full Board of Directors ("Board") on the transaction, to agree upon and complete a financing transaction to remedy the Company's present default situation with respect to the loan covenants in its senior note and loan agreements and to resolve its existing liquidity problem. Management has also been conducting discussions with its Senior Lenders to obtain another waiver to extend the period to complete the refinancing of the Company.

     At February 29, 2000, the Company has $37.2 million of cash on hand and has been meeting its normal cash needs. However, the Company is, as a result of recent amendments to its loan agreements, prohibited from further borrowing under its foreign credit lines. There can be no assurance that the lenders will continue to make additional funds available to the Company under the revolving credit ($2.6 million was available for additional borrowing under the Credit Agreement) or that the Company will be able to complete a financing transaction in an amount and upon terms, including the reset of its financial covenants, satisfactory to Senior Lenders, including the application of the proceeds of any such new financing to the partial payment of its existing debt under the Note Agreement and under the Credit Agreement (subject to being reborrowed under the revolving Credit Agreement on the terms specified in the Credit Agreement as to be amended). Until the financial covenants have been reset and the defaults cured, the Company has classified the $50 million obligation as a current liability. During this period of discussion with its lenders, the Company is instituting additional cash management procedures. If the Company's negotiations with the party or parties who might provide either additional capital or other sources of financing and parallel negotiations with its present set of lenders under the Note Agreement and lenders under the Credit Agreement are not successful with respect to the timely issuance of the new financing and resetting the financial covenants under the various noted loan documents, the Company plans to seek other alternative financing. However, it is not possible to predict whether any such alternative arrangements could be negotiated on satisfactory terms.

Cash Flow

     Net cash provided by operations in 1999 and 1998 was $15.3 million and $17.4 million, respectively. For the year ended December 31, 1999, the net loss of $42.9 million was decreased by depreciation and other non-cash items of $55.8 million, including restructuring charges of $30.5 million and further decreased by a reduction in working capital of $2.4 million. For the year ended December 31, 1998, net income of $11.9 million was increased by depreciation and other non-cash items of $15.5 million and reduced by an increase in working capital of $10.0 million.

     Net cash used in investment transactions in 1999 and 1998 was $24.0 million and $21.9, respectively. Capital expenditures in 1999 and 1998 amounted to $9.1 million and $17.2 million, respectively. In 1999, the Company invested in acquisitions amounting to $9.2 million. In 1999, it also provided an additional $2.2 million to its equity investee, invested $0.7 million in marketable securities to fund a defined benefit plan, and invested $3.0 million in internally developed software costs. During 1998, $5.8 million was spent to upgrade its management information systems and classified with capital expenditures.

     Cash provided by financing transactions was $37.7 million during 1999 compared to cash used in financing transactions of $2.1 million in the same period in 1998. Financial transactions during 1999 consisted of an increase of $41.8 million in short-term borrowings, offset by principal payments of long-term debt of $4.1 million. Financing transactions during the same period in 1998 consisted of $2.9 million of principal payments of long-term debt offset by $0.3 million due to the exercise of stock options.

Working Capital

     Working capital decreased from $111.8 million at December 31, 1998 to $9.7 million at December 31, 1999, principally due to a reclassification of $50 million of senior long-term debt to currently payable as discussed above in the section on liquidity and capital resources and an increase of $41.1 million in short-term borrowings. In 1999, reductions in accounts receivable and inventories amounting to $35.6 million were offset by a $24.4 million increase in cash, while current liabilities in 1999, excluding current maturities of short and long-term debt, increased $4.2 million and accounts for the remaining effect of the change in working capital.

Product Design and Manufacturing Engineering

     The Company invested $14.4 million, or 4.5% of sales, $17.8 million, or 5.3% of sales, $15.5 million, or 4.7% of sales in 1999, 1998 and 1997, respectively, for product design and manufacturing engineering.

                                  RISK FACTORS

Indebtedness and Liquidity

     As set forth in "Management's Discussion & Analysis - Liquidity and Capital Resources," during 1999, the Company breached certain financial ratio covenants. The Company received waivers curing the defaults through the end of 1999; however, due to its inability to complete a financing transaction, the Company, as of February 29, 2000, is in violation of its note and loan agreements with its Senior Lenders. There can be no assurance the Company will be able to complete a financing transaction which will remedy the present default situation and the Company's existing liquidity problem acceptable to Senior Lenders or will be able to negotiate amendments on satisfactory terms to the Note Agreement with its private placement lenders and to the Credit Agreement with its revolving credit lenders. The Company expects that the terms of the financing transaction will either call for issuance of equity securities in a private placement (more likely) or possibly subordinated debt with warrants to purchase shares of common stock of the Company. If the Company is unable to complete a financing transaction with equity (or subordinated debt with warrants) and its parallel negotiations with both sets of its present Senior Lenders are not successful in resolving these issues, the Company plans to seek other alternative financing. However, it is also not possible to predict whether any such alternative arrangements could be negotiated on satisfactory terms. For additional details, see "Management's Discussion & Analysis - Liquidity and Capital Resources" elsewhere in this Report and Notes 2 and 11 to the consolidated financial statements elsewhere in this Report, all of which are hereby incorporated by reference.

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

Cyclicality of End User Markets

     The primary end user markets for the Company's products, which include the aerospace, heavy transport and automotive (including automotive suppliers) industries, experience cyclicality in connection with recessionary periods affecting these industries in the various geographic areas.

     As a consequence, the prices of and margins for the Company's products have been and are likely to continue to be adversely impacted by decreases in capital spending by such end user markets during recessionary periods. In addition, because the PMI Division sells primarily through distributors, the PMI Division is likely to experience significant declines in sales volumes during recessionary periods because catalog houses and distributors typically reduce purchases of the Company's products at the onset of such recessionary periods even more than the decline in their end user markets' demands would dictate, in order to reduce their inventories. There can be no assurance that the Company will be able to operate profitably during any recessionary downturn.

Foreign Operations

     As of December 31, 1999, approximately 65% (based on book values) of the Company's assets, 57% of the Company's sales (based on customer location) and 65% of its employees were located outside the United States. Foreign operations are subject to special risks that can materially affect the sales, profits, cash flows and financial position of the Company, including taxes on distributions or deemed distributions to the Company or any U.S. subsidiary, currency exchange rate fluctuations, inflation, maintenance of minimum capital requirements, import and export controls, exchange controls and social (labor) programs.

     In addition, the widespread geographic locations of the Company's facilities and operations make it more difficult for the Company to coordinate its financial and operating reporting and oversee its operations and employees. In response to these difficulties, the Company has taken various personnel and procedural actions to improve its reporting and operating procedures. While the Company believes that these actions have resulted in satisfactory financial and operational reporting and oversight for its present business, additional system revisions may be needed if the Company should experience a further increase in the number of foreign facilities.

Dependence on Key Supplier

     The Company currently purchases the vast majority of its externally sourced low to medium accuracy electronic touch trigger sensor probes and heads from a publicly held United Kingdom company (the "Supplier") which is the dominant supplier of such sensor probes to CMM manufacturers. No alternative supplier for this class of electronic sensor probes, which are a key component of substantially all of the Company's lower accuracy CMMs, is currently available and developing an alternative source for the probes and heads could take more than a year. Although adequate supplies of such probes and heads for at least several months is potentially available from current inventories of the Company and its customers, any reductions or interruptions in supply or material increases in the price of electronic sensor probes purchased from the Supplier could cause the Company to suffer disruptions in the operation of its business or incur higher than expected costs, which could have a materially adverse effect on the Company.

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

Dependence on Limited Number of Key Personnel

     The success of the Company is dependent to a significant extent upon the continuing services of a limited number of key executives of the senior management team. Loss of the services of one or more of these senior executives could have a materially adverse effect on the Company.

Implementation of Company Strategy

     The 1999 restructuring initiatives focus on three areas: (i) eliminating unprofitable products in the CMD operation and reducing their breakeven point;
(ii) closing high cost or duplicate PMI factories and outsourcing manufacturing where appropriate, and (iii) creating focused factories and eliminating overlapping products in the MS Group. Key elements of the Company's business strategy for 2000 include the start of realization of the planned benefit of the 1999 restructuring and completion of the development and market introduction of new products, which leverage off of the Company's proprietary technology and expertise, including metrology tools for electronic component manufacturers, to be sold by a unit acquired by the Company in 1999 and non-contact sensor technology products and focusing, through the Company's subsidiary, Brown & Sharpe Information Systems Inc. ("BSIS"), on software development to have a single metrology operating platform which will be utilized on Brown & Sharpe equipment and on equipment of other metrology manufacturers. There can be no assurances that the Company will be able to achieve its planned objectives from the 1999 restructuring or the new products under development.

Qualitative and Quantitative Disclosure About Market Risk

     The Company has no derivative financial instruments or derivative commodity instruments but does have outstanding long-term debt. Substantially all of its long-term debt is fixed rate obligations. An increase in interest rates would not significantly increase interest expense or cash flows due to the fixed nature of the debt obligations, and a 10% change in interest rates would not result in a material change in the fair value of its debt obligations.

     A portion of the Company's consolidated long-term debt consists of obligations of certain of its foreign subsidiaries, which are denominated in the currencies of the countries in which these subsidiaries are located. The Company does not hedge these foreign denominated debt obligations, since all of the foreign debt is payable in the functional currencies of these foreign subsidiaries. Since there is no foreign currency exchange risk related to the debt obligations of these foreign subsidiaries, net income and net cash flows are not affected by changes in the foreign exchange rates of these obligations, and a 10% increase in the foreign exchange rates of these debt obligations would not have a material effect on the Company's financial position.

Year 2000

     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer equipment and software and devices with embedded technology that are time-sensitive may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     During the last several years, the Company has spent approximately $1.3 million to address issues related to the Y2K problem. Most of these costs were expensed as incurred and were funded by cash flow from operations. As of December 31, 1999, the Company had completed all aspects of its Y2K readiness program and, through February 29, 2000, the Company has not experienced any significant problems related to the Y2K issue.

European Monetary Union

     Effective January 1, 1999, eleven of fifteen member countries of the European Union ("EU") established fixed conversion rates between their existing sovereign currencies and a common currency, the "Euro." During a transition period from January 1, 1999 to June 30, 2002, non-cash transactions may be denominated in either Euros or the existing currencies of the EU participants from January 1, 1999 to January 1, 2002. After January 1, 2002, all non-cash transactions must be denominated in Euro. Euro currency will not be issued until January 1, 2002, and on June 30, 2002, all national currencies of the EU participating countries will become obsolete.

     The Company has significant operations in several of the EU countries that will convert, or that may convert, to the Euro. The introduction of the Euro may present substantial risks to the Company for its operations located in the EU participating countries. These risks include competitive implications of conversion resulting from harmonization of pricing policies and practices in our European operations; possible increased costs associated with the conversion; and the ability to modify existing information systems on a timely basis, if at all, as well as the ability to absorb the costs associated with the systems' modifications, if required.

     The Company has established various policies to be implemented during the transition period. The Company has taken a position on pricing policy. Essentially, Euro pricing will be provided if requested by customers; otherwise, pricing will continue in legacy currencies. This pricing policy will apply to both Euro and non-Euro countries. For accounting purposes, the Company will treat the Euro as any other currency while maintaining its accounts records in legacy currency. All affected locations have been contacted about their ability to manage the required triangulation when converting from one legacy currency to another. Although the present accounting systems do not handle triangulation, the calculation is being done using commercial software. All of the Company's banks are providing dual statements and can accept and make payments in both legacy currency and Euro.

     Some of the Company's current business operating software is not Euro compliant. Two of the operations will acquire a software patch which will make the software Euro compliant. Another operation is purchasing operating software which is Euro compliant. The Company believes it will be completely Euro compliant by the mandatory conversion date.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     1999            1998            1997
                                                  ---------       ---------       ---------

Sales                                             $ 323,300       $ 339,030       $ 329,760
Cost of goods sold (Note 3)                         234,875         223,999         224,351
Research and development expense                      9,195          10,523           9,180
Selling, general and administrative expense          86,736          84,895          87,288
Restructuring charge (benefit) (Note 3)              25,858            (896)         10,847
                                                  ---------       ---------       ---------
     Operating (loss) profit                        (33,364)         20,509          (1,906)
Interest expense                                      7,534           6,164           6,380
Other income, net                                       374             949           1,044
                                                  ---------       ---------       ---------
     (Loss) income before income taxes              (40,524)         15,294          (7,242)
Income tax provision                                  2,350           3,365           1,922
                                                  ---------       ---------       ---------
     Net (loss) income                            $ (42,874)      $  11,929       $  (9,164)
                                                  =========       =========       =========

Net (loss) income per common share (Note 9):
     Basic                                        $   (3.19)      $    0.89       $   (0.69)
                                                  =========       =========       =========
     Diluted                                      $   (3.19)      $    0.88       $   (0.69)
                                                  =========       =========       =========





The accompanying notes are an integral part of the financial statements.

                           CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1999 AND 1998
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     1999            1998
                                                                                  ---------       ---------

                           ASSETS
Current assets:
     Cash and cash equivalents                                                    $  36,643       $  12,290
     Accounts receivable, net of allowances for doubtful accounts
         of $4,759 and $3,657                                                        88,300         103,780
     Inventories                                                                     68,310          88,391
     Prepaid expenses and other current assets                                        5,553           6,857
                                                                                  ---------       ---------
         Total current assets                                                       198,806         211,318

Property, plant and equipment:
     Land                                                                             6,510           6,797
     Buildings and improvements                                                      35,465          43,919
     Machinery and equipment                                                         94,011          96,070
                                                                                  ---------       ---------
                                                                                    135,986         146,786
Less-accumulated depreciation                                                        88,667          93,293
                                                                                  ---------       ---------
                                                                                     47,319          53,493
Goodwill, net                                                                        11,145           7,961
Other assets (Note 10)                                                               44,907          45,006
                                                                                  ---------       ---------
                                                                                  $ 302,177       $ 317,778
                                                                                  =========       =========

                       LIABILITIES AND SHAREOWNERS' EQUITY
Current liabilities:
     Notes payable to banks                                                       $  41,110       $    --
     Accounts payable                                                                41,916          42,153
     Accrued expenses and income taxes                                               52,504          48,045
     Current portion of long-term debt                                               53,585           9,272
                                                                                  ---------       ---------
         Total current liabilities                                                  189,115          99,470

Long-term debt (Note 11)                                                             15,445          65,433
Long-term liabilities (Note 12)                                                      26,083          23,220
Commitments and Contingencies (Notes 8 and 16)                                         --              --
Shareowners' Equity:
     Preferred stock, $1 par value; authorized 1,000,000 shares; none issued           --              --
     Common stock:
         Class A, par value $1; authorized 30,000,000 shares;
              issued 13,010,623 shares in 1999 and 12,926,385 in 1998                13,011          12,926
         Class B, par value $1; authorized 2,000,000 shares;
              issued 504,414 shares in 1999 and 507,809 in 1998                         504             508
     Additional paid-in capital                                                     113,085         112,508
     Retained earnings (deficit)                                                    (44,234)         (1,360)
     Accumulated, other comprehensive (loss) income                                 (10,377)          5,528
     Treasury stock; 42,592 shares in 1999 and 1998, at cost                           (455)           (455)
                                                                                  ---------       ---------
         Total shareowners' equity                                                   71,534         129,655
                                                                                  ---------       ---------
                                                                                  $ 302,177       $ 317,778
                                                                                  =========       =========


The accompanying notes are an integral part of the financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997
                             (DOLLARS IN THOUSANDS)

                                                                  1999           1998           1997
                                                                --------       --------       --------

CASH PROVIDED BY OPERATIONS:
Net (Loss) Income                                               $(42,874)      $ 11,929       $ (9,164)
Adjustment for Noncash Items:
     Provision (benefit) for restructuring                        30,506           (896)        16,220
     Depreciation and amortization                                13,039         11,132         11,443
     Pension charges                                               6,257          3,609            959
     Deferred income taxes                                         3,691          1,035          1,655
     Termination indemnities                                       1,134            336            865
     Other noncash items                                           1,123            246         (1,793)
Changes in Working Capital:
     Decrease (increase) in accounts receivable                    7,154         (1,224)        (2,605)
     Decrease (increase) in inventories                            3,644         (6,051)        (4,671)
     Decrease (increase) in prepaid expenses
         and other current assets                                  1,064           (181)           982
     (Decrease) increase in accounts payable
         and accrued expenses                                     (9,463)        (2,574)           761
                                                                --------       --------       --------
     Net Cash Provided by Operations                              15,275         17,361         14,652

INVESTMENT TRANSACTIONS:
Acquisition of equity investee                                      --             --           (3,000)
Acquisitions, net of cash acquired                                (9,241)          --             --
Capital expenditures                                              (9,144)       (17,160)       (11,989)
Other investing activities                                        (5,633)        (4,764)        (7,170)
                                                                --------       --------       --------
     Net Cash Used in Investment Transactions                    (24,018)       (21,924)       (22,159)

FINANCING TRANSACTIONS:
Increase (decrease) in short-term debt                            41,822           --             (709)
Proceeds from issuance of long-term debt                            --              591         27,810
Principal payments of long-term debt                              (4,109)        (2,938)       (18,260)
Other financing transactions                                        --              278            619
                                                                --------       --------       --------
     Net Cash Provided by (Used in) Financing Transactions        37,713         (2,069)         9,460
Effect of Exchange Rate Changes on Cash                           (4,617)        (1,536)        (1,653)

CASH AND CASH EQUIVALENTS:
Increase (decrease) during the year                               24,353         (8,168)           300
Beginning balance                                                 12,290         20,458         20,158
                                                                --------       --------       --------
Ending balance                                                  $ 36,643       $ 12,290       $ 20,458
                                                                ========       ========       ========
Supplementary Cash Flow Information:
Interest paid                                                   $  6,703       $  3,856       $  4,887
                                                                ========       ========       ========
Taxes paid                                                      $  2,386       $  1,975       $  1,241
                                                                ========       ========       ========



The accompanying notes are an integral part of the financial statements.

                 CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997
                             (DOLLARS IN THOUSANDS)


                                                                        Accumulated,
                          Common                                            Other
                           Stock         Additional       Retained      Comprehensive
                          $1 Par          Paid-In         Earnings          Income        Treasury     Unearned         Total
                           Value          Capital         (Deficit)         (Loss)          Stock    Compensation       Equity
                           -----          -------         ---------         ------          -----    ------------       ------
Balance
     December 31, 1996   $ 13,207         $110,737        $ (4,125)        $ 17,175         $(455)        $(37)        $ 136,502
Net Loss                     --               --            (9,164)            --            --            --             (9,164)
Foreign Currency
     Translation
     Adjustment              --               --              --            (14,572)         --            --            (14,572)
Comprehensive
     Loss                                                                                                                (23,736)
Restricted Stock
     Transactions            --               --              --               --            --             37                37
ESOP Contribution              32              416            --               --            --            --                448
Stock Options
     Exercised                 96              619            --               --            --            --                715
                         --------         --------        --------         --------         -----         ----         ---------
Balance
     December 31, 1997     13,335          111,772         (13,289)           2,603          (455)         --            113,966
                         --------         --------        --------         --------         -----         ----         ---------
Net Income                   --               --            11,929             --            --            --             11,929
Foreign Currency
     Translation
     Adjustment              --               --              --              2,925          --            --              2,925
Comprehensive
     Income                                                                                                               14,854
ESOP Contribution              52              458            --               --            --            --                510
Stock Options
     Exercised                 47              278            --               --            --            --                325
                         --------         --------        --------         --------         -----         ----         ---------
Balance
     December 31, 1998     13,434          112,508          (1,360)           5,528          (455)         --            129,655
                         --------         --------        --------         --------         -----         ----         ---------
Net Loss                     --               --           (42,874)            --            --            --            (42,874)
Foreign Currency
     Translation
     Adjustment              --               --              --            (15,905)         --            --            (15,905)
Comprehensive
     Loss                                                                                                                (58,779)
ESOP Contribution              81              577            --               --            --            --                658
                         --------         --------        --------         --------         -----         ----         ---------
Balance
     December 31, 1999   $ 13,515         $113,085        $(44,234)        $(10,377)        $(455)         $--         $  71,534
                         ========         ========        ========         ========         =====         ====         =========


The accompanying notes are an integral part of the financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


1. SIGNIFICANT ACCOUNTING POLICIES

Business

Brown & Sharpe Manufacturing Company is a multinational manufacturer of metrology products, which include manual and computer-controlled high precision machines, mechanical and electronic measuring and inspection tools, and surface inspection systems. The principal markets for its products are North America, Europe, Asia, South America, and the Middle East. The primary end user markets for its products are the automotive, aerospace, industrial machinery, electronics, and computer industries.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and all subsidiaries. Intercompany transactions have been eliminated from the consolidated financial statements. Investments in 20% to 50% partially-owned affiliates are accounted for on the equity method.

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

Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally on a last-in, first-out (LIFO) basis for all domestic inventories and principally on a first-in, first-out (FIFO) basis for inventories outside the United States. Provision is made to reduce slow-moving and obsolete inventories to net realizable values. Current FIFO cost exceeds the LIFO value of inventories by approximately $12,532 and $10,383 at December 31, 1999 and 1998, respectively. Year-end inventories valued under the LIFO method were $17,991 in 1999 and $19,640 in 1998.

The composition of inventory at year end was as follows:

                                                1999           1998
                                              -------        -------
     Parts, raw materials and supplies        $29,591        $38,511
     Work in progress                          14,274         20,515
     Finished goods                            24,445         29,365
                                              -------        -------
                                              $68,310        $88,391
                                              =======        =======

Property, Plant and Equipment

Property, plant and equipment is carried at cost and is being depreciated principally on a straight-line basis over the estimated useful lives of the assets which generally range from 20 to 40 years for buildings and improvements and from 3 to 12 years for machinery and equipment. Depreciation expense was $9,468, $7,624, and $8,864 in 1999, 1998, and 1997, respectively. Repair and maintenance costs are charged against income while renewals and betterments are capitalized as additions to the related assets. Retirements, sales, and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in income. At December 31, 1999, land and buildings with a net book value of $15,974 were pledged as collateral for mortgage loans of $14,491.

Goodwill and Other Assets

Goodwill, which is net of accumulated amortization of $4,700 in 1999 and $4,030 in 1998, is being amortized on a straight-line basis over periods ranging from 7 to 20 years. In 1999 and 1998, the Company reduced goodwill $250 and $714, respectively, to reflect a reduction of a deferred tax liability recorded as part of a purchase price adjustment for a business combination occurring in prior years. Amortization expense amounted to $670 in 1999, $583 in 1998, and $591 in 1997.

Other assets include software and software development costs, along with certain intangible assets, which are being amortized on a straight-line basis over periods ranging from 3 to 10 years. Amortization expense for these assets was $2,901, $2,925, and $1,988 in 1999, 1998, and 1997, respectively. Accumulated amortization for these assets was $13,902 in 1999 and $11,001 in 1998.

Foreign Currency

Assets and liabilities of those subsidiaries located outside the United States whose cash flows are primarily in local currencies are translated at year-end exchange rates, and income and expense items are translated at average monthly rates. Translation gains and losses are accounted for in a separate shareowners' equity account "accumulated other comprehensive income."

There were no forward exchange contracts outstanding at December 31, 1999 and 1998. A transaction gain of $47 was recorded in 1999 while transaction losses of $508 and $443 were recorded in 1998, and 1997, respectively.

Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions which invest primarily in U.S. Government instrumentalities, commercial paper of prime quality, certificates of deposit, and bankers acceptances guaranteed by banks or savings and loan associations which are members of the FDIC. Concentrations of credit risk with respect to trade receivables are limited due to the Company's large number of customers and their dispersion across many different industries and countries worldwide. At December 31, 1999, the Company had no significant concentrations of credit risk.

Stock Incentive Plans

The Company accounts for its stock compensation arrangements under the provisions of APB 25, "Accounting for Stock Issued to Employees" (see Footnote 7 for further details).

Income Taxes

The Company provides for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires an asset and liability based approach in accounting for income taxes.

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

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash on hand and deposits in banks with a maturity of three months or less. The carrying amount of cash and cash equivalents approximates fair value.

Advertising Cost

The Company expenses advertising costs as incurred. Advertising expense for the three years ended December 31, 1999 was $4.1 million, $4.3 million, and $3.2 million, respectively.

2. GOING CONCERN

In 1999, the Company incurred a net loss amounting to $42.9 million, which included restructuring charges amounting to $36.8 million (see Note 3). In addition to the operating loss, the Company also incurred a loss amounting to $15.9 million arising from the translation of the balance sheets of its foreign subsidiaries, which are denominated in foreign currencies. This loss was recorded as Other Comprehensive Loss and classified in shareowners' equity. The aggregate effect of the 1999 loss from operations and the loss arising from foreign translation reduced the Company's net worth at December 31, 1999 by $58.8 million.

The 1999 operating results caused the Company to violate certain of its loan covenants with several banks who had provided the Company with a $30 million, three-year syndicated, multi-currency revolving credit facility, which had a $27.4 million balance outstanding at December 31, 1999, and with its private placement lenders who had provided $50 million of long-term financing in 1997 (see Note 11). The 1999 operating loss caused the Company to violate the debt to EBITDA ratio and debt to net worth ratio covenants, as well as certain other covenants. In November 1999, the Company's lenders granted waivers curing the financial covenant defaults incurred under its loan agreements through the end of 1999. The lending agreements were also amended at that time to add certain other covenants, including a requirement that the Company complete a subordinated debt financing acceptable to the lenders by January 31, 2000. The Company was unable to complete a refinancing by January 31, 2000 and is in violation of this loan covenant. As of February 29, 2000, the Company has not obtained a waiver for this violation and is in discussions with the lenders to obtain another waiver to extend the period to complete the refinancing of the Company.

Over the past several months, management has been investigating various refinancing alternatives, including a possible sale of equity securities. The Company's Board of Directors ("Board") established a Special Committee of three independent directors to oversee, evaluate, and work with management and the Company's advisors to pursue and complete, subject to approval by the full Board, a financing transaction to remedy the Company's default situation with respect to the loan covenants.

At February 29, 2000, the Company had $37.2 million of cash on hand and has been meeting its normal cash needs. In addition, management plans to generate sufficient cash to meet its expected cash requirements in 2000 by reducing accounts receivable and inventory levels, as well as by enforcing strict cash management procedures. However, the refinancing of its capital structure in 2000, the availability of adequate liquidity throughout the year, the negotiation of acceptable loan covenants with its existing lenders, as well as any possible future lenders, and complying with the terms of its financing agreements are essential for the Company to continue as a going concern. If the Company is unable to refinance its debt with equity or subordinated debt and its negotiations with both sets of its lenders are not successful in resolving these issues, the Company plans to seek other alternative financing. However, it is not possible to predict whether any such alternative arrangements could be negotiated on satisfactory terms.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.


3. RESTRUCTURING CHARGE

During 1999, the Company implemented a plan in which it reorganized each of its significant operating divisions. A portion of the plan provided for the reorganization of the manufacturing and administrative operations of its Precision Measuring Instruments Division ("PMI") by consolidating all of PMI's European manufacturing sites into one location in Renens, Switzerland and was designed to provide for greater production and administrative efficiencies. The PMI reorganization eliminated four factories in Europe. The 1999 reorganization plan also included a strategy for the Measuring Systems Division ("MSD") in which a focus factory mission would be implemented, where each factory would function as a center of excellence with a goal of taking advantage of product strengths in each of the manufacturing sites. The MSD plan also provided for cost improvements in the R&D, selling, and service areas. Finally, the Company also reorganized the Custom Metrology Division ("CMD") located in Telford, England by exiting certain non-core products and eliminating operating cost that was related to those products.

As a result of the 1999 Corporate-wide restructuring, the Company recorded restructuring charges totaling $36,798 ($2.73 per share). The 1999 restructuring charge, as well as the 1997 charge discussed below, included costs associated with involuntary employee termination benefits for employees (429 in 1999 and 160 in 1997), writedowns of inventory to net realizable value, writedowns of impaired fixed assets and certain intangible assets to fair value, and other restructuring costs.

In 1997, the Company also implemented a reorganization plan in which it restructured certain of its European operations, along with other less significant changes in other parts of the world. As a result of the restructuring, the Company recognized a charge in 1997 amounting to $16,220 ($1.22 per share).

The following is an analysis of the restructuring charges and reserves from January 1, 1997 to December 31, 1999.

                                    Employee                          Fixed Asset
                                   Termination                            and
                                   Benefits(2)         Inventory       Intangible          Other           Total

Balance at January 1, 1997          $   --              $   --           $  --           $  --           $   --
     1997 Charges                      7,550               5,373           1,647           1,650           16,220
                                    --------            --------         -------         -------         --------
Balance December 31, 1997              7,550               5,373           1,647           1,650           16,220
     Utilized                         (4,029)             (1,663)         (1,647)         (1,432)          (8,771)
     Other                              (882)(1)            --              --              --               (882)
                                    --------            --------         -------         -------         --------
Balance at December 31, 1998           2,639               3,710            --               218            6,567
     1999 Charges                     11,420              12,409           8,767           5,672           38,268
     Utilized                         (7,299)             (6,572)         (6,485)           (798)         (21,154)
                                    --------            --------         -------         -------         --------

Balance at December 31, 1999        $  6,760(3)         $  9,547         $ 2,282         $ 5,092         $ 23,681
                                    ========            ========         =======         =======         ========

(1) Includes an $896 reversal for employee termination benefits arising from changes in final settlement allowances with certain employees due to conditions arising in 1998. The remainder of the adjustment is due to foreign exchange.

(2)  Personnel reductions amounted to 257 in 1999 and 159 in 1998.

(3) Future cash payments relating to employee termination benefits, leases, and other restructuring costs amount to $10.7 million in 2000, $0.3 million in 2001 and $0.8 million thereafter.

4. BUSINESS COMBINATION

During 1999, management entered into two separate transactions that were intended to extend the Company's core methodology expertise into new markets. In June, the Company incorporated Brown & Sharpe's Surface Inspection Systems ("SIS") to acquire substantially all of the assets and assume certain liabilities of Display Inspection Systems, Inc. and Digital Data Inspection Systems, Ltd. for cash amounting to $5.4 million. This acquisition was entered into to expand the Company's presence in the electronics market. In August, the Company acquired a 60% interest in QI Tech (subsequently named Brown & Sharpe/Qianshao, "BSQ") located in the People's Republic of China for cash amounting to $3.8 million. The BSQ investment was entered into in order to expand the Company's presence in the Asian market. Both of these transactions were accounted for using the purchase method of accounting with the operating results of these companies included in the Company's consolidated results of operations beginning on the date of acquisition.

The excess of cost over the estimated value of net assets acquired in these acquisitions was allocated to goodwill, which amounted to $3 million, and will be amortized on a straight-line basis over 20 years. The SIS allocation is preliminary. The Company is determining the fair value of SIS' acquired inventories and selected other assets. Management expects to determine the actual values of inventories and other assets at a later date.

The unaudited pro forma consolidated results of operations, assuming the above acquisitions had been made at January 1, 1998, is as follows:

                                                      December 31
                                                   1999         1998
                                                   ----         ----

     Sales                                      $325,357      $342,829
     Net (loss) income                           (42,452)        9,768
     Net (loss) income per common share:
             Basic                              $  (3.15)     $   0.73
             Diluted                            $  (3.15)     $   0.72


5. INCOME TAXES

(Loss) income before income taxes consisted of the following:

                                       1999             1998            1997
                                     --------         --------         -------
     Domestic                        $(18,106)        $ (4,418)        $ 2,693
     Foreign                          (22,418)          19,712          (9,935)
                                     --------         --------         -------
        (Loss) income before
          income taxes               $(40,524)        $ 15,294         $(7,242)
                                     ========         ========         =======

The following table reconciles the income tax provision (benefit) at the U.S. statutory rate to that in the financial statements:

                                                                        1999            1998            1997
                                                                      --------         -------         -------
     Taxes computed at 34%                                            $(13,778)        $ 5,200         $(2,462)
     Goodwill amortization                                                 106             106              68
     Local foreign tax                                                   1,474           1,267            --
     Additional tax on foreign income                                     --               789             191
     State taxes (net)                                                      73              99             123
     Net operating losses and other losses                                 970          (4,389)         (1,423)
     Restructuring charge                                               10,513            --             5,117
     Valuation allowance recorded for deferred tax asset                 3,106            --              --
     Other (net)                                                          (114)            293             308
                                                                      --------         -------         -------
         Income tax provision                                         $  2,350         $ 3,365         $ 1,922
                                                                      ========         =======         =======

The income tax provision (benefit) consisted of the following:

                                                                        1999            1998            1997
                                                                      --------         -------         -------
     Current:
         Federal                                                      $ (2,482)        $ 1,355         $   578
         State                                                             110             150             186
         Foreign                                                         1,031             825            (497)
                                                                      --------         -------         -------
                                                                        (1,341)          2,330             267
     Deferred:
         Federal                                                         2,933          (1,663)          1,278
         Foreign                                                           758           2,698             377
                                                                      --------         -------         -------
                                                                         3,691           1,035           1,655
                                                                      --------         -------         -------
     Income tax provision                                             $  2,350         $ 3,365         $ 1,922
                                                                      ========         =======         =======


Provision has not been made for U.S. taxes on $57,800 of cumulative undistributed earnings of foreign subsidiaries as those earnings are intended to be permanently reinvested.

The components of the Company's deferred tax assets and liabilities as of December 31, 1999 and 1998 are as follows:

                                                    1999           1998
                                                  -------        -------
     Deferred tax assets:
         Inventory reserves                       $ 5,457        $ 5,539
         Warranty expense                             800            521
         Allowance for doubtful accounts              708            505
         Depreciation                               1,350          1,383
         Tax credit and loss carryforwards         34,911         40,980
         Other                                     12,069          7,645
                                                  -------        -------
              Gross deferred assets                55,295         56,573
     Less valuation allowance                      51,676         48,197
                                                  -------        -------
              Deferred tax asset                  $ 3,619        $ 8,376
                                                  =======        =======
     Deferred tax liabilities:
         Pension expense                          $ 2,167        $ 2,167
         Inventory reserves                         1,720          1,311
         Depreciation                               1,600          1,746
         Other                                      1,671          3,251
                                                  -------        -------
              Deferred tax liability              $ 7,158        $ 8,475
                                                  =======        =======

A valuation allowance has been established due to the uncertainty of realizing certain tax credit and loss carryforwards and a portion of the other deferred tax assets. Certain acquired tax loss carryforwards amounting to $3,053, which were recognized in the December 31, 1998 balance sheet expired in 1999. These tax loss carryforwards and the recorded valuation allowance relating to the carryforwards amounting to $3,053 were reduced in 1999. In addition, in 1999, the Company recorded a $6,532 increase in the valuation allowance to reflect management's uncertainty regarding the realization of previously recognized tax loss carryforwards in another tax jurisdiction and certain other deferred tax assets. The recognition of any future tax benefits resulting from the reduction of $6,347 of the valuation allowance will reduce any goodwill related to the DEA acquisition remaining at the time of such reduction.

For income tax purposes, the Company has operating loss and capital loss carryforwards of $6,400 and $400, respectively, in the U.K., operating loss and capital loss carryforwards of $8,400 and $3,700, respectively, in the U.S. and net operating loss carryforwards of $100, $42,000, $7,700, $4,900, and $8,700, respectively, in Switzerland, Germany, France, Japan, and Italy. The French, Japanese, and Italian carryforwards expire between 2000 and 2005. The Swiss loss carryforward expires in 2001, the U.S. capital loss carryforward expires in 2002 and 2003 and the U.S. net operating loss carryforward expires in 2018 and 2019. There is no time limit for the U.K. and German carryforwards.

During 1998, the Italian Fiscal Authorities completed its examination of the Company's Italian income tax returns for the 1996 through 1997 fiscal years. The Company's allowance for the assessments, which resulted from this examination, was sufficient to absorb the additional tax assessment.

6. OTHER INCOME AND EXPENSE

Other income (expense), net includes:

                                                      1999            1998            1997
                                                     -----         -------         -------
     Interest income                                 $ 901         $ 1,106         $   928
     Equity interest in net loss of less than
        50% owned investments                         (865)           (566)            (21)
     Gain on sale of fixed assets                       27              18              21
     Other (expense) income                            311             391             116
                                                     -----         -------         -------
                                                     $ 374         $   949         $ 1,044
                                                     =====         =======         =======


Operating results in 1997 also reflected a $1,346 loss resulting from the disposal of its wholly-owned subsidiary, Technicomp, Inc., and a $1,224 gain resulting from an exchange of common stock held for investment in an unrelated business for shares of common stock of a publicly traded company. The Company sold its interest in the publicly traded company in 1998 and realized a loss amounting to $228.

7. INCENTIVE AND RETIREMENT PLANS

The Company has for many years utilized stock options and other stock-based awards as part of its overall management incentive compensation programs. The current Plan, the 1989 Equity Incentive Plan ("the '89 Plan"), as amended, expired February 24, 1999. On February 12, 1999, the Company adopted the 1999 Equity Incentive Plan ("the '99 Plan").

Stock Incentive Plans

Under the provisions of the Company's 1999 Equity Incentive Plan ("the '99 Plan") and the 1989 Equity Incentive Plan ("the '89 Plan"), which has expired and under which no further awards may be granted, a variety of stock and stock based incentive awards, including stock options are available to be granted to eligible key employees of the Company and its subsidiaries. The Plans permit the granting of stock options which qualify as incentive stock options under the Internal Revenue Code and non-statutory options which do not so qualify. Options were granted in 1999 under the '99 Plan and in 1989 under the '89 Plan to purchase a total of 803,200 shares for seven-year and 463,320 shares for ten-year terms, respectively, of Class A Common Stock granted at exercise prices between $2.375 and $7.938 per share. All of the options granted in 1999 become fully exercisable after September 30, 2006 (the "Vesting Date") except, however, that options for up to one-third of the shares shall become exercisable and vest on and after each of the dates that the Company's thirty-day average closing share price reaches $10.00, $15.00 and $20.00, respectively, at any time prior to the Vesting Date. The majority of options granted in 1998 and prior become 50% exercisable after two years and 25% after three and four years from the date of the award. The exercise price for shares covered by options awarded under the '99 and '89 Plans is 100% of the market value on the date such options are granted. The aggregate amount of shares of Class A or Class B Common Stock, including options, which may be awarded under the '99 and '89 Plans are 1,800,000 and 1,525,000 shares, respectively. Including forfeiture, 1,031,800 shares of Class A Common Stock remain available, at December 31, 1999 for issuance under the '99 Plan in connection with future awards.

Option activity during the past three years is summarized as follows:

                                           1999                        1998                         1997
                                 -------------------------   -------------------------    -------------------------
                                 Options  Weighted-Average   Options  Weighted-Average    Options  Weighted-Average
                                  (000)    Exercise Price     (000)    Exercise Price      (000)    Exercise Price
Outstanding -
   beginning of year             1,244      $   10.05          904       $    9.69          714      $    7.92
Granted                            803           2.51          464           10.12          406          12.58
Exercised                            -              -          (47)           6.84          (96)          7.43
Forfeited or canceled              (39)         12.04          (77)          10.73         (120)          9.54
                                 -----                       -----                         ----

Outstanding -
   end of year                   2,008      $    7.16        1,244       $   10.05          904      $    9.69
                                 =====                       =====                         ====

Exercisable at
   end of year                     760      $    9.57          367       $    9.54          380      $    7.14

Weighted-average
   fair value of
   options granted
   during the year                          $    1.10                    $    3.73                   $    4.65

Exercise prices for options outstanding as of December 31, 1999 ranged from $2.375 to $14.125. The weighted-average remaining contractual life of those options is 6.68 years.

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

Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 1998, and 1997, respectively: risk-free interest rates of 5.92%, 5.4%, and 6.0%; volatility factors of the expected market price of the Company's common stock of 45%, 35%, and 34%; and a weighted-average expected life of the option of 4.25 years. No dividend yield was utilized due to the fact that the Company does not anticipate that it will pay dividends in the foreseeable future.

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):

                                                  1999        1998        1997
                                                  ----        ----        ----
     Pro forma net (loss) income               $(43,934)    $10,884     $(9,869)

     Pro forma (loss) earnings per share:
     Basic and diluted                         $  (3.26)    $  0.81     $ (0.74)

     Profit Incentive Plan

Under the provisions of the Company's Amended Profit Incentive Plan as originally approved in 1979, awards of cash could be made as bonuses to certain management employees. Plan awards provisions under the Plan in the amounts of $1,152, $2,194, and $2,293 were made in 1999, 1998, and 1997, respectively, based on performance objectives for the respective year.

Long-Term Deferred Cash Incentive Plan

The Brown & Sharpe Key Employee's Long-Term Deferred Cash Incentive Plan (the "LTDCIP") provides long-term deferred incentive compensation to key executive employees of the Company with award credits being established, subject to certain vesting requirements, in unfunded LTDCIP accounts for each LTDCIP participant. For 1997 an award pool calculated at 6% of adjusted annual pre-tax income (as defined in the LTDCIP) was shared by LTDCIP participants, pro rata based on annual participant salaries. The LTDCIP was amended in 1998 to provide that beginning in 1998 participant award opportunities are individually determined by the Compensation and Nominating Committee of the Board of Directors administering the LTDCIP as a percentage of adjusted annual pre-tax profit. The 1999, 1998, and 1997 consolidated financial statements contain provisions resulting from awards made under this Plan of $231, $222, and $462, respectively.

Savings Plans

The Company has 401(k) stock bonus and thrift savings plans for U.S. employees, which include retirement income features consisting of employer contributions and employee tax deferred contributions. Contributions under all plans are invested in professionally managed portfolios and Company stock. The savings plans' expense for the three years ended December 31, 1999 was $1,994, $1,858, and $1,468, respectively.

Stock Ownership Plan

Under the provisions of the Company's Employee Stock Ownership Plan (ESOP), the Company may make contributions of common stock or cash to purchase common stock from the Company or otherwise, to be held in trust for employees meeting certain eligibility requirements until the employees reach retirement age. The ESOP may also borrow funds to purchase common shares, in which event the Company would contribute amounts as necessary to pay down the indebtedness. ESOP expense was $704 in 1999, $657 in 1998, and $510 in 1997. At December 31, 1999, there were no unallocated shares of Class A Common Stock and Class B Common Stock held in the ESOP as all shares were allocated to participants' accounts.

Retirement Plans

The Company has a defined contribution retirement plan covering employees in its Swiss subsidiary and defined benefit retirement plans covering substantially all employees in its U.K. and German subsidiaries, as well as, beginning in 1998, a Senior Executive Supplemental Umbrella Pension Plan covering certain key employees of the parent company in the United States. The Defined Contribution Plan expense for the three years ended December 31, 1999 was $1,148, $1,249, and $1,027, respectively.

The defined benefit plans provide benefits based on years of service and employee compensation. Retirement costs under the plans are compiled based on the projected unit credit actuarial method.

The following is an analysis of change in benefit obligation, change in plan assets, weighted-average assumptions, and components of net periodic benefit cost for the three years ended December 31, 1999.

                                                                        Pension Benefits
                                                             1999             1998             1997
                                                           --------         --------         --------
     Change in benefit obligation
     Benefit obligation at beginning of year               $ 33,344         $ 23,940         $ 23,267
     Prior service cost                                        --              2,871             --
     Service cost                                             2,580            2,329              894
     Interest cost                                            2,058            2,070            1,698
     Plan participants' contributions                           357              392              201
     Amendments                                                 189             --               --
     Foreign exchange (loss) gain                            (1,459)             463           (1,578)
     Actuarial (gain) loss                                   (1,273)           2,916              702
     Benefits paid                                           (1,391)          (1,637)          (1,244)
                                                           --------         --------         --------
     Benefit obligation at end of year                       34,405           33,344           23,940
                                                           ========         ========         ========

     Change in plan assets
     Fair value of plan assets at beginning of year          29,624           26,505           24,518
     Actual return on plan assets                             3,412            4,616            4,115
     Foreign exchange (loss) gain                              (789)             140             (884)
     Benefits paid                                             (900)          (1,637)          (1,244)
                                                           --------         --------         --------
     Fair value of plan assets at end of year                31,347           29,624           26,505
                                                           ========         ========         ========

     (Unfunded) funded status                                (3,058)          (3,720)           2,565
     Unrecognized net actuarial loss                         (4,941)          (1,934)          (2,818)
     Unrecognized prior service cost                            324            3,237              401
                                                           --------         --------         --------
     (Accrued) prepaid benefit cost                        $ (7,675)        $ (2,417)        $    148
                                                           ========         ========         ========
                                                                        Pension Benefits
                                                             1999             1998             1997
                                                           --------         --------         --------
     Components of net periodic benefit cost
     Service cost                                          $  2,580         $  2,329         $    894
     Interest cost                                            2,058            2,070            1,698
     Expected return on plan assets                          (3,418)          (4,078)          (3,678)
     Amortization of prior service cost                       4,694            2,509            1,636
     Recognized net actuarial loss                             (461)            (470)            (464)
                                                           --------         --------         --------
     Net periodic benefit cost                             $  5,453         $  2,360         $     86
                                                           ========         ========         ========

                                                            1999            1998            1997
                                                           -------         -------         -------
     Weighted-average assumptions as of December 31
     Discount rate                                         7.00%           6.83%           7.25%
     Expected return on plan assets                        7.00%           6.50%           8.00%
     Rate of compensation increase                         4.50%           4.50%           5.00%


The amortization of prior service cost increased in 1999 due to a change in estimate of years of service expected to be rendered in the future by certain participants in the United States plan.

8. RENTAL EXPENSE AND LEASE COMMITMENTS

At December 31, 1999, the Company was obligated under operating leases expiring on various dates. Rental expense for the three years ended December 31, 1999 was $6,093, $6,222, and $6,347, respectively. Annual rental commitments under noncancelable leases pertaining principally to buildings and equipment at December 31, 1999 are $4,744, $4,138, $2,144, $1,173, and $613 for the years
2000 through 2004, and aggregate to $3,202 for all years subsequent to 2003.

9. NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted (loss) earnings per share:

                                                                   1999            1998            1997
                                                                 --------         -------        --------

     Numerator:
          Net (Loss) Income                                      $(42,874)        $11,929        $ (9,164)

     Denominator for Basic Earnings Per Share:
          Weighted-Average Shares                                  13,456          13,387          13,257

     Effect of Dilutive Securities:
          Employee Stock Options                                     --               138             134
                                                                 --------         -------        --------

     Denominator for Diluted Earnings Per Share:
          Weighted-Average Shares and Assumed Conversions          13,456          13,525          13,391
                                                                 ========         =======        ========

     Basic (Loss) Earnings Per Share                             $  (3.19)        $  0.89        $  (0.69)
                                                                 ========         =======        ========

     Diluted (Loss) Earnings Per Share                           $  (3.19)        $  0.88        $  (0.69)
                                                                 ========         =======        ========


Diluted loss per share is the same as basic loss per share in 1999 and 1997 because the computation of diluted earnings per share would have an antidilutive effect on loss per share.

10. OTHER ASSETS

                                                1999           1998
                                              -------        -------
     Enterprise resource planning             $ 3,914        $ 9,473
     Other internal use software costs          3,763          3,551
     Demonstration equipment                   10,138         12,146
     Developed software                         3,562            594
     Prepaid pension                            5,897          5,831
     Equity investments                         6,527          4,948
     Other                                     11,106          8,463
                                              -------        -------
                                              $44,907        $45,006
                                              =======        =======

11. LONG-TERM DEBT

Long-term debt consisted of the following:

                                                               1999        1998
                                                             -------     -------
     8.79% term loan                                         $50,000     $50,000
     Mortgages at rates ranging from 4.25% to 9.22%           14,491      18,917
     Notes payable, due various dates with interest rates
          ranging from 2.06% to 12.36%                         4,539       5,788
                                                             -------     -------
                                                              69,030      74,705
     Less: current installments                               53,585       9,272
                                                             -------     -------
          Total long-term debt                               $15,445     $65,433
                                                             =======     =======


The $50 million term loan is a private placement of senior notes with principal payments due from November 2001 to November 2007. During 1999, the Company breached certain financial covenants, including the debt to EBITDA ratio, which is the most restrictive covenant in its senior note agreement and its revolving credit agreement. The Company's lenders granted waivers curing the financial covenants defaults incurred under these agreements through the end of 1999. In addition, borrowing rates under the Company's lending agreement were increased for the private placement, and the lending agreements were amended to add covenants to require the Company to grant the lenders a security interest in certain of its United States assets with a carrying value amounting to $50.4 million at December 31, 1999, and to complete a financing transaction acceptable to the Senior Lenders. The Company had previously pledged as security 65% of the shares of certain foreign subsidiaries under the original agreement.

As of February 29, 2000, the Company had not yet completed the financing and is in violation of the loan agreement with the private placement lenders, as well as the lenders under the $30 million line of credit referred to in Note 2. Management and a Special Committee of three independent directors are working together, subject to definitive approval of the transaction from the Board of Directors, to agree on and complete a financing transaction to remedy the Company's default situation with respect to the loan covenant agreement and to resolve its existing liquidity problem. Management is also conducting discussions with its existing lenders to obtain another waiver to extend the period to complete the refinancing of the Company. Because the senior notes at February 29, 2000 are in default with respect to certain financial ratio covenants, the $50 million senior notes have been classified as a current liability. If the Company is unable to complete a financing transaction with equity (or subordinated debt with warrants) and its parallel negotiations with both sets of its present Senior Lenders are not successful in resolving these issues, the Company plans to seek other alternative financing. However, it is also not possible to predict whether any such alternative arrangements could be negotiated on satisfactory terms.

Annual maturities of long-term debt are as follows: 2000--$53,585; 2001--$6,903; 2002--$2,659; 2003--$1,654; 2004--$1,745; and $2,484 thereafter. Interest rates on long-term debt averaged approximately 7.7% in 1999 and 7.1% in 1998.

The revolving credit facility and the 8.7% senior notes require the Company to comply with certain covenants, the most restrictive of which is debt to EBITDA ratio. The carrying amount of long-term debt approximates fair value.

12. LONG-TERM LIABILITIES

Long-term liabilities consisted of the following:

                                            1999           1998
                                          -------        -------
     Unfunded accrued pension cost        $13,152        $ 8,248
     Termination indemnities                7,167          9,685
     Deferred income taxes                  3,280          3,264
     Other long-term liabilities            2,484          2,023
                                          -------        -------
                                          $26,083        $23,220
                                          =======        =======

13. FINANCIAL INFORMATION BY BUSINESS SEGMENT AND GEOGRAPHIC AREA

Segment Information

The Company operates exclusively in the Metrology Business and conducts its business through the Measuring Systems Group ("MS"), Precision Measuring Instruments Division ("PMI"), Custom Metrology Division ("CM"), Brown & Sharpe Information Systems ("BSIS") and Electronics Division ("ED"). See Note 1 for a further description of the Company's business.

                                                                                  1999
                                          ---------------------------------------------------------------------------------
                                                 MS          PMI            CM          ED         BSIS            TOTALS

Revenues from external customers          $   234,298    $  75,762    $    11,328   $   1,912    $      -    $     323,300
Intersegment revenues                              16          293            150           -           -              459
Interest expense (income)                         (86)       1,562          1,671         703       1,745            5,595
Depreciation and amortization                   3,949        3,348            373          38          77            7,785
Equity in net (income) of investees
     accounted for by the equity method          (279)           -              -           -           -             (279)
Restructuring charge                           10,705       17,180          7,849           -           -           35,734
Segment profit (loss)                           1,832      (16,033)       (10,556)     (2,970)     (5,123)         (32,850)
Pension and defined contribution
     charges                                      333        1,148              -           -           -            1,481
Termination indemnity                           1,133            -              -           -           -            1,133
Segment assets                                153,925       58,799         12,708       8,472       3,828          237,732
Investment in equity method investees           1,763            -              -           -           -            1,763
Expenditures for segment assets                 4,143        3,596             68          20          77            7,904

                                                                                            1998
                                                            ---------------------------------------------------------------
                                                               MS            PMI           CM         BSIS        TOTALS

Revenues from external customers                            $242,230     $  86,515    $  10,285     $      -    $  339,030
Intersegment revenues                                            575           650        1,883            -         3,108
Interest expense                                               3,264         2,036        1,673            -         6,973
Depreciation and amortization                                  6,600         3,742          483           59        10,884
Equity in net (income) of investees
    accounted for by the equity method                           (75)            -            -            -           (75)
Restructuring benefit                                            896             -            -            -           896
Segment profit (loss)                                         17,509         5,216       (3,587)      (5,154)       13,984
Pension and defined contribution charges (benefit)               532         1,249         (345)           -         1,436
Termination indemnity                                          1,037             -            -            -         1,037
Segment assets                                               190,553        73,660       15,422        1,465       281,100
Investment in equity method investees                          1,384             -            -            -         1,384
Expenditures for segment assets                                3,213         3,936          644          283         8,076


                                                                                    1997
                                             -------------------------------------------------------------------------------
                                                                                                        ALL
                                                MS              PMI          CM           BSIS         OTHER       TOTALS

Revenues from external customers               $230,031     $ 90,503     $   7,800    $       -     $  1,426    $  329,760
Intersegment revenues                                62          706         1,167            -            -         1,935
Interest expense                                  3,158        1,641           456            -            -         5,255
Depreciation and amortization                     7,234        3,204           462           10            -        10,910
Equity in net loss of investees
     accounted for by the equity method              21            -             -            -            -            21
Restructuring charge                             16,007          213             -            -            -        16,220
Segment profit (loss)                           (10,012)       6,637        (2,688)        (951)        (160)       (7,174)
Pension and defined
     contribution charges (benefit)                 471        1,027          (385)           -            -         1,113
Termination indemnity                               540            -             -            -            -           540
Segment assets                                  177,309       63,014        12,949           35            -       253,307
Investment in equity method investees             1,285            -             -            -            -         1,285
Expenditures for segment assets                   6,168        1,711           318           35            -         8,232

                       RECONCILIATION OF SELECTED ITEMS

                                                           1999              1998              1997
                                                        ---------         ---------         ---------

REVENUES
     Total revenues for reportable segments             $ 323,759         $ 342,138         $ 330,269
     Other revenues                                          --                --               1,426
     Elimination of intersegment revenues                    (459)           (3,108)           (1,935)
                                                        ---------         ---------         ---------
             Total Consolidated Revenues                $ 323,300         $ 339,030         $ 329,760
                                                        =========         =========         =========

PROFIT OR LOSS
     Total (loss) profit for reportable segments        $ (32,850)        $  13,984         $  (7,174)
     Other (loss)                                            --                --                (160)
     Unallocated amounts:
         Restructuring charge                              (2,534)             --                --
         Interest expense                                  (1,891)             --                --
         Interest income                                      901             1,106               928
         Other income (expense)                            (4,150)              204              (836)
                                                        ---------         ---------         ---------
             Profit (Loss) Before Income Taxes          $ (40,524)        $  15,294         $  (7,242)
                                                        =========         =========         =========

ASSETS
     Total assets for reportable segments               $ 237,732         $ 281,100         $ 253,307
     Other assets                                          64,445            36,678            43,286
                                                        ---------         ---------         ---------
             Consolidated Totals                        $ 302,177         $ 317,778         $ 296,593
                                                        =========         =========         =========

Geographic Area

The following is a summary by geographic area of revenues from customers and long-lived assets.

                             1999            1998            1997
                           --------        --------        --------

REVENUES
     United States         $139,128        $141,305        $133,018
     Italy                   22,502          22,630          21,204
     Germany                 41,460          41,575          43,247
     France                  20,619          25,397          26,010
     United Kingdom          21,272          22,675          23,196
     Switzerland              8,051           8,896           7,711
     Other                   70,268          76,552          75,374
                           --------        --------        --------
                           $323,300        $339,030        $329,760
                           ========        ========        ========

LONG-LIVED ASSETS
     United States         $ 47,208        $ 41,150        $ 31,370
     Italy                    9,529          11,538          13,633
     Germany                 11,151          15,214          14,698
     France                   2,297           3,981           3,186
     United Kingdom          16,320          18,146          15,832
     Switzerland             13,094          14,560          13,900
     Other                    3,772           1,871           1,045
                           --------        --------        --------
                           $103,371        $106,460        $ 93,664
                           ========        ========        ========

Revenues are attributed to countries based upon the location of customers who are situated within the market areas assigned to subsidiaries located in the respective countries.

The Company has no single customer who accounts for 10% or more of its consolidated net sales; however several well-recognized major automotive manufacturers account for a significant portion of the Company's net sales.

14. COMMON STOCK

Both classes of common stock have equal rights upon liquidation. Class A Common Stock may not receive less cash dividends per share than Class B Common Stock, nor may such dividends be less frequent. The Class A Common Stock has one vote per share. Except as otherwise provided by the Certificate of Incorporation and by law, the Class B Common Stock has ten votes per share, and the Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis, and can be transferred in Class B form only to specified transferees, generally members of a shareowner's family and certain others affiliated with a shareowner. During 1999 and 1998, 3,395 and 5,256 shares, respectively, were converted from Class B Common Stock to Class A Common Stock.

The Company has reserved a total of 3,024,500 shares of Class A Common Stock for future issuance under certain benefit and stock incentive plans.

15. PREFERRED STOCK PURCHASE RIGHTS

On February 13, 1998, the Board approved a new Rights Plan and declared a dividend of one purchase right (a "Right") for every outstanding share of the Company's Class A Common Stock and Class B Common Stock to be distributed on March 9, 1998 to stockholders of record as of the close of business on that date. The Rights expire on February 13, 2008 or upon the earlier redemption of the Rights, and they are not exercisable until a distribution date on the occurrence of certain specified events. This Plan replaces a substantially similar Rights Plan and Rights distributed in connection with such Plan adopted by the Company on March 23, 1988, which by its terms expired in March of 1998.

Each Right entitles the holder to purchase from the Company one one-hundredth of a share of Series B Participating Preferred Stock, $1.00 par value per share, at a price of $40.00 per one one-hundredth of a share, subject to adjustment. The Rights will, on the distribution date, separate from the Common Stock and become exercisable ten days after a person has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock of the Company or commencement of a tender or exchange offer that would result in any person owning 20% or more of the Company's outstanding Common Stock.

Each holder of a Right will in such event have the right to receive shares of the Company's Class A Common Stock having a market value of two times the exercise price of the Right, which has been set at $40.00; and in the event that the Company is acquired in a merger or other business combination, or if more than 25% of its assets or earning power is sold, each holder of a Right would have the right to receive common stock of the acquiring company with a market value of two times the exercise price of the Right. Following the occurrence of any of these events, any Rights that are beneficially owned by any acquiring person will immediately become null and void. The Company, by a majority vote of the Board, may redeem the Rights at a redemption price of $.01 per Right.

16. CONTINGENCIES

The Company is a defendant in a variety of legal claims that arise in the normal course of business. Based upon the information presently available to Management, the Company believes that any liability for these claims would not have a material effect on the Company's results of operations or financial condition.

17. QUARTERLY DATA (UNAUDITED)

                                                                      1999
                                       ------------------------------------------------------------------
                                           1st Qtr.         2nd Qtr.          3rd Qtr.          4th Qtr.
     Sales                               $  82,414        $   81,652        $  72,712        $   86,522
     Gross profit                           21,171            24,712           21,834            20,708
     Net income (loss)                     (15,047)           (8,554)          (2,511)          (16,762)
     Earnings per common share:
         Basic                           $   (1.12)       $    (0.63)       $   (0.19)       $    (1.24)
         Diluted                         $   (1.12)       $    (0.63)       $   (0.19)       $    (1.24)


                                                                      1998
                                       ------------------------------------------------------------------
                                           1st Qtr.         2nd Qtr.          3rd Qtr.          4th Qtr.
     Sales                               $  83,456        $   85,898        $  75,427        $   94,249
     Gross profit                           27,860            27,830           24,840            34,501
     Net income                              1,782             2,392            1,112             6,643
     Earnings per common share:
         Basic                           $    0.13        $     0.18        $    0.08        $     0.50
         Diluted                         $    0.13        $     0.18        $    0.08        $     0.49


The results of operations for the fourth quarter of 1998 includes an $896 benefit resulting from adjustment of certain employee termination benefit reserves recorded as part of the 1997 restructuring charge in Note 3.

                         Report of Independent Auditors


To the Shareholders and Directors
  of Brown & Sharpe Manufacturing Company

We have audited the accompanying consolidated balance sheets of Brown & Sharpe Manufacturing Company as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareowners' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brown & Sharpe Manufacturing Company at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that Brown & Sharpe Manufacturing Company will continue as a going concern. As more fully described in Note 2, the Company has an operating loss and has not complied with certain covenants of loan agreements. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments to reflect the possible future effects of the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.



                                          ERNST & YOUNG LLP


Providence, Rhode Island
February 4, 2000, except for
   Notes 2 and 11, as to which
   the date is February 29, 2000

COMMON STOCK MARKET PRICES AND DIVIDENDS

The Class A Common Stock is listed on the New York Stock Exchange with a symbol "BNS." At December 31, 1999, the Company had approximately 1,013 shareowners of record of its Common Stock.

        Fiscal Year                                High                Low
        -----------                                ----                ---

        1999
         4th Quarter                          $     4.06           $     2.00
         3rd Quarter                                5.38                 1.88
         2nd Quarter                                6.06                 4.81
         1st Quarter                                8.50                 4.75

        1998
         4th Quarter                          $     9.19           $     6.63
         3rd Quarter                               11.88                 7.50
         2nd Quarter                               15.50                11.88
         1st Quarter                               12.38                 8.94

No dividends have been paid by the Company since 1990. Dividend payments have been suspended in order to conserve cash. Also, payment of dividends are currently permitted, but the Company has to meet certain covenants under an existing loan agreement. Dividend payments prior to September 30, 1997 were not permitted due to an existing loan facility.